UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Orange

French Public Limited Company (Société Anonyme) with a share capital of 10,595,541,532 euros
Registered office: 78, rue Olivier de Serres, Paris (15th)
Paris Trade Register 380 129 866

First half 2013

Financial Report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L451-1-2 of the French Monetary and Financial Code.

The report prepared in French was filed with the Autorité des Marchés Financiers on July 29, 2013.
and posted on Orange’s website.

contents

1.

Condensed interim consolidated Financial Statements

5

CONSOLIDATED INCOME STATEMENT

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

10

CONSOLIDATED STATEMENT OF CASH FLOWS

12

SEGMENT INFORMATION

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22

2.

Management report for the first half of 2013

35

2.1

OVERVIEW

36

2.2

ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

43

2.3

ANALYSIS BY OPERATING SEGMENT

49

2.4

CASH AND FINANCIAL DEBT

66

2.5

ADDITIONAL INFORMATION

68

3.

Statement by the person responsible

77

4.

Statutory auditors' report on the first half-year financial information for 2013

79

This document is a free translation into English of the half-yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 3

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 4

1.

Condensed interim consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

10

CONSOLIDATED STATEMENT OF CASH FLOWS

12

SEGMENT INFORMATION

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22

    The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 5

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Condensed interim consolidated financial statements 1

CONSOLIDATED INCOME STATEMENT

(in millions of euros, except for per share data)	Note	June 30, 2013	June 30, 2012
Revenues	3	20,603	21,843
External purchases	4	(8,936)	(9,486)
Other operating Income		379	563
Other operating expense		(1,052)	(1,343)
Labour expenses		(4,650)	(4,848)
Gain (losses) on disposal	2	94	102
Restructuring costs and similar items		(21)	(11)
Depreciation and amortization		(2,962)	(3,114)
Impairment of goodwill	5	(385)	(159)
Impairment of fixed assets		(3)	(2)
Share of profits (losses) of associates and joint ventures		(74)	(57)
Operating Income		2,993	3,488
Cost of gross financial debt		(869)	(756)
Gains (losses) on assets contributing to net financial debt		29	61
Foreign exchange gains (losses)		5	15
Other financial Income and expense		(34)	(17)
Finance costs, net	7.1	(869)	(697)
Income tax	6	(915)	(882)
Consolidated net income		1,209	1,909
Net income attributable to owners of the parent		1,068	1,738
Non-controlling interests		141	171
Earnings per share (in euros) attributable to owners of the parent
Net income
• basic		0.41	0.66
• diluted		0.40	0.65

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 6

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of euros)	Note	June 30, 2013	June 30, 2012
Consolidated net income		1,209	1,909
Actuarial gains and losses on post-employment benefits		7	6
Share of other comprehensive income in associates and joint ventures that will not be reclassified		-	(1)
Items that will not be reclassified to profit or loss (a)		7	5
Assets available for sale		(7)	(3)
Cash flow hedges		(198)	(210)
Net investment hedges		94	68
Exchange differences on translating foreign operations	8.5	(580)	339
Income tax relating to items that may be reclassified		35	44
Share of other comprehensive income in associates that may be reclassified		3	(2)
Items that may be reclassified subsequently to profit or loss (b)		(653)	236
Other comprehensive income for the year of continuing operations (a)+(b)		(646)	241
Total comprehensive income		563	2,150
Total comprehensive income attributable to owners the parent		456	1,949
Non-controlling interests		107	201

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 7

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	June 30, 2013	December 31, 2012
ASSETS
Goodwill	5	25,439	25,773
Other Intangible assets		11,564	11,818
Property, plant and equipment		23,070	23,662
Interests in associates and joint ventures		6,880	7,431
Assets available for sale		90	139
Non-current loans and receivables		1,478	1,003
Non-current financial assets at fair value through profit or loss		166	159
Non-current hedging derivatives assets		165	204
Other non-current assets		232	70
Deferred tax assets		3,339	3,594
Total non-current assets		72,423	73,853
Inventories		574	586
Trade receivables		4,702	4,635
Current loans and other receivables		50	81
Current financial assets at fair value through profit or loss, excluding cash equivalents		332	141
Current hedging derivatives assets		15	3
Other current assets		1,571	1,863
Current tax assets		45	109
Prepaid expenses		578	388
Cash equivalents		4,519	7,116
Cash		1,276	1,205
Total current assets		13,662	16,127
TOTAL ASSETS		86,085	89,980

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 8

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Condensed interim consolidated financial statements 1

ESPACE

(in millions of euros)	Note	June 30, 2013	December 31, 2012
EQUITY AND LIABILITIES
Share capital		10,596	10,596
Additional paid-in capital		16,790	16,790
Retained earnings		(3,051)	(3,080)
Equity attributable to the owners of the parent		24,335	24,306
Non controlling interest		1,867	2,078
Total equity	8	26,202	26,384
Non-current trade payables		341	337
Non-current financial liabilities at amortized cost, excluding trade payables		29,973	31,883
Non-current financial liabilities at fair value through profit or loss		382	482
Non-current hedging derivatives liabilities		775	542
Non-current employee benefits		2,971	2,989
Non-current provisions for dismantling		709	686
Non-current restructuring provisions		79	98
Other non-current liabilities		491	560
Deferred tax liabilities		1,065	1,102
Total non-current liabilities		36,786	38,679
Current trade payables		7,138	7,697
Current financial liabilities at amortized cost, excluding trade payables		6,315	7,331
Current financial liabilities at fair value through profit or loss		114	111
Current hedging derivatives liabilities		12	5
Current employee benefits		1,821	1,948
Current provisions for dismantling		17	23
Current restructuring provisions		37	55
Other current liabilities		2,581	2,755
Current tax payables		2,965	2,794
Deferred income		2,097	2,198
Total current liabilities		23,097	24,917
TOTAL EQUITY AND LIABILITIES		86,085	89,980

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 9

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Note			Attributable to owners of the parent				Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2012		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	1,738	211	1,949	171	30	201	2,150
Share-based compensation		-	-	-	25	-	25	3	-	3	28
Purchase of treasury shares		-	-	-	(30)	-	(30)	-	-	-	(30)
Dividends		-	-	-	(2,104)	-	(2,104)	(565)	-	(565)	(2,669)
Changes in ownership interets with no gain/ loss of control		-	-	-	(40)	-	(40)	(10)	-	(10)	(50)
Other movements		-	-	-	8	-	8	4	-	4	12
Balance at June 30, 2012		2,648,885,383	10,596	16,790	(1,079)	1,074	27,381	1,450	202	1,652	29,033
Consolidated comprehensive income		-	-	-	(918)	(283)	(1,201)	113	40	153	(1,048)
Share-based compensation		-	-	-	(36)	-	(36)	1	-	1	(35)
Purchase of treasury shares		-	-	-	(19)	-	(19)	-	-	-	(19)
Dividends		-	-	-	(1,528)	-	(1,528)	(14)	-	(14)	(1,542)
Changes in ownership interets with no gain/ loss of control		-	-	-	(241)	-	(241)	294	-	294	53
Other movements		-	-	-	(50)	-	(50)	(8)	-	(8)	(58)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,068	(612)	456	141	(34)	107	563
Share-based compensation		-	-	-	2	-	2	2	-	2	4
Purchase of treasury shares	8.2	-	-	-	35	-	35	-	-	-	35
Dividends	8.3	-	-	-	(526)	-	(526)	(345)	-	(345)	(871)
Changes in ownership interets with no gain/ loss of control		-	-	-	(0)	-	(0)	2	-	2	2
Other movements		-	-	-	62	-	62	24	-	24	85
Balance at June 30, 2013		2,648,885,383	10,596	16,790	(3,230)	179	24,335	1,659	209	1,867	26,202

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 10

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Condensed interim consolidated financial statements 1

•

ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates and joint ventures	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2012	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	(3)	(144)	310	6	45	(2)	211	2	29	(0)	(1)	30	241
Balance at June 30, 2012	29	278	1,062	(305)	(2)	13	1,074	2	218	(25)	7	202	1,276
Variation	10	(148)	(121)	(88)	80	(17)	(283)	(5)	46	(1)	-	40	(243)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
Variation	(7)	(104)	(546)	6	35	3	(612)	0	(35)	1	(0)	(34)	(646)
Balance at June 30, 2013	32	26	395	(387)	113	(1)	179	(3)	229	(25)	7	209	388

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 11

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Condensed interim consolidated financial statements 1

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	June 30, 2013	June 30, 2012
OPERATING ACTIVITIES
Consolidated net income		1,209	1,909
Adjustments to reconcile net income (loss) to funds generated from operations
Gains (losses) on disposal	2	(94)	(102)
Depreciation and amortization		2,962	3,114
Change in provisions		(143)	(102)
Impairment of goodwill	5.1	385	159
Impairment of non-current assets		3	2
Share of profits (losses) of associates and joint ventures		74	57
Operational net foreign exchange and derivatives		5	46
Finance costs, net	7.1	869	697
Income tax	6	915	882
Share-based compensation		4	28
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		(3)	17
Decrease (increase) in trade receivables, gross		(119)	138
Increase (decrease) in trade payables		(78)	(95)
Other changes in working capital requirements
Payment of DPTG litigation		-	(550)
Decrease (increase) in other assets		144	82
Increase (decrease) in other liabilities		(469)	(369)
Other net cash out
Dividends and interest income received		212	444
Interest paid and interest rates effects on derivatives, net		(1,329)	(1,364)
Income tax paid		(369)	(748)
Net cash provided by operating activities		4,178	4,245
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets(1)		(2,483)	(3,375)
Increase (decrease) in fixed assets payables		(563)	(523)
Proceeds from sales of property, plant and equipment and intangible assets		20	54
Cash paid for investment securities, net of cash acquired
Dailymotion	2	(59)	-
Other		(3)	(1)
Cash paid for joint operations securities, net of cash acquired		8	-
Purchases of equity securities measured at fair value		(10)	(18)
Proceeds from sales of investment securities, net of cash transferred
Orange Austria	2	35	-
Orange Suisse		-	1,411
Other		6	-
Decrease (increase) in securities and other financial assets
Investments at fair value		(167)	581
Redemption of loan granted to Everything Everywhere		-	222
Other		(29)	(40)
Net cash used in investing activities		(3,245)	(1,689)

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 12

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Condensed interim consolidated financial statements 1

ESPACE

(in millions of euros)	Note	June 30, 2013	June 30, 2012
FINANCING ACTIVITIES
Issuances	7.3
Bonds		994	1,815
Other long-term debt		213	76
Redemptions and repayments	7.3
Bonds		(3,084)	(2,330)
Other long-term debt		(270)	(173)
Other changes
Increase (decrease) of bank overdrafts and short-term borrowings		7	642
Decrease (increase) of deposits and other debt-linked financial assets		(425)	270
Exchange rates effects on derivatives, net		(122)	193
Purchase of treasury shares	8.2	66	(71)
Changes in ownership interests with no gain / loss of control
Egypt		-	(1,489)
Others		(11)	-
Capital increase (decrease) - non-controlling interests		-	1
Dividends paid to non-controlling interests	8.4	(262)	(316)
Dividends paid to owners of the parent company	8.3	(526)	(2,104)
Net cash used in financing activities		(3,420)	(3,486)

Net change in cash and cash equivalents		(2,487)	(930)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(39)	31
Cash and cash equivalents - opening balance		8,321	8,061
o/w cash		1,205	1,311
o/w cash equivalents		7,116	6,733
o/w discontinued operations		-	17
Cash and cash equivalents - closing balance		5,795	7,162
o/w cash		1,276	933
o/w cash equivalents		4,519	6,229
(1) Including purchase in France of 4G frequencies in January 2012 for 897 million euros.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 13

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	10,084	2,021	1,572	3,877
• external	9,668	2,002	1,555	3,688
• inter-operating segments	416	19	17	189
External purchases	(3,640)	(1,350)	(777)	(2,031)
Other operating income	501	47	37	72
Other operating expense	(797)	(148)	(88)	(300)
Labor expenses	(2,544)	(101)	(254)	(375)
Gain (losses) on disposal	-	-	1	62
Restructuring costs and similar items	(7)	-	(4)	(1)
Reported EBITDA	3,597	469	487	1,304
Depreciation and amortization	(1,220)	(293)	(373)	(664)
Impairment of goodwill	-	-	-	(385)
Impairment of fixed assets	(2)	-	(1)	-
Share of profits (losses) of associates and joint ventures	-	-	-	(4)
Operating income	2,375	176	113	251
Finance costs, net
Income tax
Consolidated net income
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,277	237	204	398
• telecommunications licenses	5	20	-	3
• financed through finance leases	-	-	-	4
TOTAL INVESTMENTS(3)	1,282	257	204	405

(1)

Including revenues of 2,312 million euros in France, 15 million euros in Spain, 7 million euros in Poland and 963 million euros in other countries.

Including tangible and intangible assets of 114 million euros in France, 1 million euros in Spain and 45 million euros in other countries.

(2)

Including revenues of 767 million euros in France and 63 million euros in other countries.

Including tangible and intangible assets of 190 million euros in France and 16 million euros in other countries.

(3)

Including 746 million euros for other intangible assets and 1,768 million euros for other tangible assets.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 14

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Condensed interim consolidated financial statements 1

Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Total Orange	Everything Everywhere (100%)
3,297	830	(1,078)	20,603	3,773
3,102	588	-	20,603	3,773
195	242	(1,078)	-	-
(1,917)	(1,606)	2,385	(8,936)	(2,600)
73	1,428	(1,779)	379	22
(124)	(67)	472	(1,052)	(212)
(814)	(562)	-	(4,650)	(269)
5	26	-	94	18
(6)	(3)	-	(21)	(33)
514	46	-	6,417	699
(181)	(231)	-	(2,962)	(739)
-	-	-	(385)	-
-	-	-	(3)	-
(2)	(68)	-	(74)	(4)
331	(253)	-	2,993	(44)
			(869)	(59)
			(915)	2
			1,209	(101)

149	190	-	2,455	347
-	-	-	28	727
11	16	-	31	-
160	206	-	2,514	1,074

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 15

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	10,826	1,988	1,694	4,144
• external	10,375	1,969	1,677	3,972
• inter-operating segments	451	19	17	172
External purchases	(4,054)	(1,326)	(845)	(2,132)
Other operating income	528	35	70	75
Other operating expense	(822)	(150)	(79)	(243)
Labor expenses	(2,489)	(92)	(252)	(392)
Gain (losses) on disposal	1	-	3	94
Restructuring costs and similar items	(6)	-	-	(2)
Reported EBITDA	3,984	455	591	1,544
Depreciation and amortization	(1,170)	(450)	(383)	(718)
Impairment of goodwill	-	-	-	(159)
Impairment of fixed assets	-	(1)	(2)	2
Share of profits (losses) of associates and joint ventures	1	-	1	(1)
Operating income	2,815	4	207	668
Finance costs, net
Income tax
Consolidated net income
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,246	210	208	493
• telecommunications licenses	898	1	-	16
• financed through finance leases	-	3	-	-
TOTAL INVESTMENTS(3)	2,144	214	208	509

(1)

Including revenues of 2,475 million euros in France, 17 million euros in Spain, 7 million euros in Poland and 990 million euros in other countries.

Including tangible and intangible assets of 118 million euros in France and 54 million euros in other countries.

(2)

Including revenues of 739 million euros in France and 78 million euros in other countries.

Including tangible and intangible assets of 144 million euros in France and 4 million euros in other countries.

(3)

Including 1,586 million euros for other intangible assets and 1,809 million euros for other tangible assets.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 16

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Condensed interim consolidated financial statements 1

ESPACE

ESPACE

Enterprise(2)	International Carriers & Shared Services(3)	Eliminations	Total Orange	Everything Everywhere (100%)
3,489	817	(1,115)	21,843	4,030
3,273	577	-	21,843	4,030
216	240	(1,115)	-	-
(2,013)	(1,602)	2,486	(9,486)	(2,823)
81	1,634	(1,860)	563	22
(132)	(406)	489	(1,343)	(257)
(829)	(794)	-	(4,848)	(283)
-	4	-	102	-
(5)	2	-	(11)	(18)
591	(345)	-	6,820	671
(181)	(212)	-	(3,114)	(753)
-	-	-	(159)	-
-	(1)	-	(2)	-
1	(59)	-	(57)	-
411	(617)	-	3,488	(82)
			(697)	(43)
			(882)	3
			1,909	(122)

172	131	-	2,460	292
-	-	-	915	-
-	17	-	20	5
172	148	-	3,395	297

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 17

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE HALF-YEAR ENDED JUNE 30, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	756	4,002
Other intangible assets	3,727	1,330	657	1,768
Property, plant and equipment	11,110	1,667	3,061	4,813
Interests in associates and joint ventures	2	2	-	784
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	5	-	-	218
Total non-current assets	30,226	7,722	4,474	11,585
Inventories	256	61	50	148
Trade receivables	2,147	450	290	1,213
Prepaid expenses	103	105	28	169
Current assets included in the calculation of net financial debt	-	-	-	-
Other	684	21	21	339
Total current assets	3,190	637	389	1,869
TOTAL ASSETS	33,416	8,359	4,863	13,454
Equity
Non-current trade payables	134	5	189	13
Non-current employee benefits	1,976	8	90	82
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	828	170	64	129
Total non-current liabilities	2,938	183	343	224
Current trade payables	3,051	976	433	1,627
Current employee benefits	1,028	21	56	129
Deferred income	1,349	86	106	307
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	710	80	397	761
Total current liabilities	6,138	1,163	992	2,824
TOTAL LIABILITIES	9,076	1,346	1,335	3,048

(1)

Some trade receivables generated by the Enterprise segment (approximately 249 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 512 million euros in France and 252 million euros in other countries.

(2)

Including  tangible and intangible assets of 2,532 million euros in France and 71 million euros in other countries. Intangible assets  also include the Orange brand for 3,133 million euros.

(3)

Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity (see Note 8).

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 18

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Condensed interim consolidated financial statements 1

Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items(3)	Total Orange	Everything Everywhere (100%)
422	154	-	25,439	6,641
307	3,775	-	11,564	5,678
457	1,962	-	23,070	2,780
121	5,971	-	6,880	23
-	-	1,048	1,048	74
11	(1)	4,189	4,422	371
1,318	11,861	5,237	72,423	15,567
25	34	-	574	123
690	608	(696)	4,702	879
133	106	(66)	578	539
-	-	6,143	6,143	474
138	369	93	1,665	11
986	1,117	5,474	13,662	2,026
2,304	12,978	10,711	86,085	17,593
		26,202	26,202	11,736
-	-	-	341	23
223	592	-	2,971	62
-	-	30,910	30,910	2,723
7	73	1,293	2,564	411
230	665	32,203	36,786	3,219
606	1,141	(696)	7,138	1,965
302	285	-	1,821	57
171	144	(66)	2,097	298
-	-	6,441	6,441	31
174	523	2,955	5,600	286
1,253	2,093	8,634	23,097	2,637
1,483	2,758	67,039	86,085	17,592

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 19

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Condensed interim consolidated financial statements 1

SEGMENT INFORMATION

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,347	4,723	802	4,405
Other intangible assets	3,740	1,292	720	2,001
Property, plant and equipment	11,023	1,683	3,417	5,041
Interests in associates and joint ventures	4	2	5	794
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	55
Total non-current assets	30,118	7,700	4,944	12,296
Inventories	242	75	48	148
Trade receivables	1,924	428	345	1,151
Prepaid expenses	73	37	17	61
Current assets included in the calculation of net financial debt	-	-	-	-
Other	994	26	27	387
Total current assets	3,233	566	437	1,747
TOTAL ASSETS	33,351	8,266	5,381	14,043
Equity	-	-	-	-
Non-current trade payables	134	5	185	13
Non-current employee benefits	2,017	6	93	76
Non-current liabililties included in the calculation of net financial debt	-	-	-	-
Other	823	171	67	124
Total non-current liabilities	2,974	182	345	213
Current trade payables	3,175	987	545	1,904
Current employee benefits	1,114	28	50	133
Deferred income	1,372	92	133	321
Current liabililties included in the calculation of net financial debt	-	-	-	-
Other	986	69	273	605
Total current liabilities	6,647	1,176	1,001	2,963
TOTAL LIABILITIES	9,621	1,358	1,346	3,176

(1)

Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 530 million euros in France and 277 million euros in other countries.

(2)

Including tangible and intangible assets of 2,558 million euros in France and 65 million euros in other countries. Intangible assets  also include the Orange brand for 3,133 million euros.

(3)

Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity (see Note 8).

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 20

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Condensed interim consolidated financial statements 1

ESPACE

ESPACE

Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items(3)	Total Orange	Everything Everywhere (100%)
425	71	-	25,773	6,975
327	3,738	-	11,818	5,626
480	2,018	-	23,662	2,911
123	6,503	-	7,431	20
-	-	661	661	30
9	1	4,439	4,508	340
1,364	12,331	5,100	73,853	15,902
30	43	-	586	156
743	575	(531)	4,635	956
119	102	(21)	388	464
-	-	8,467	8,467	1,037
140	283	194	2,051	17
1,032	1,003	8,109	16,127	2,630
2,396	13,334	13,209	89,980	18,532
-	-	26,384	26,384	12,657
-	-	-	337	-
228	569	-	2,989	75
-	-	32,681	32,681	2,598
8	143	1,336	2,672	500
236	712	34,017	38,679	3,173
628	990	(532)	7,697	2,020
329	294	-	1,948	53
201	100	(21)	2,198	291
-	-	7,447	7,447	41
216	686	2,792	5,627	297
1,374	2,070	9,686	24,917	2,702
1,610	2,782	70,087	89,980	18,532

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 21

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Condensed interim consolidated financial statements 1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes index

NOTE 1

Basis of preparation of the consolidated financial statements

23

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

24

NOTE 3

Revenues

25

NOTE 4

External purchases

26

NOTE 5

Impairment losses and goodwill

27

NOTE 6

Income tax

28

NOTE 7

Financial assets, liabilities and financial results

28

NOTE 8

Shareholders' equity

30

NOTE 9

Litigations and unrecognized contractual commitments

31

NOTE 10

Related party transaction

33

NOTE 11

Subsequent events

33

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 22

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Condensed interim consolidated financial statements 1

NOTE 1

Basis of preparation of the consolidated financial statements

Following the change in the corporate name France Telecom which was renamed “Orange”  from July 1, 2013, the France Telecom-Orange group is now called Orange.

This note describes the changes in accounting policies which were used by Orange (hereafter called "the Group") to prepare the interim financial statements at June 30, 2013 and which have taken place since publication of the consolidated financial statements for 2012.

1.1

Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 24, 2013.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first semester of 2013 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2012, with the exception of the specific requirements of IAS 34 and the application of the new standards presented in note 1.3. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.2

Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, the Group’s management is required to make estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2012. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2013 may subsequently be changed. The Group’s management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

1.3

New standards and interpretations

Standards applied at January 1, 2013

Standard	Consequences for the Group
IAS 28 (revised 2011) Investments in Associates and Joint Ventures	The revision of the standard has no effect on the Group’s financial statements.
IFRS 10 Consolidated Financial Statements	The retrospective application of the standard on the Group’s consolidation scope has no effect on the Group’s financial statements reported at June 30, 2013.
IFRS 11 Joint Arrangements

The retrospective application of the standard impacts only two entities BuyIn and Networks! Sp. z.o.o. which qualify as joint operations under IFRS 11 instead of jointly controlled entities under IAS 31. The IFRS 11 application has no significant effect on the Group’s statements presentation reported as at June 30, 2013.

IFRS 12 Disclore of Interest in Other Entities	The disclosures required by this standard have been substantially provided at 2012 year-end and has not significantly changed over the first 2013 half-year.
IFRS 13 Fair Value Measurement

This standard is applicable prospectively and has no effect on the fair value currently measured by the Group.

The requirements brought by the standard have no effect on fair value measurements. In particular, the incorporation of credit risk in the measurement of derivatives do not give rise to any significant value adjustment.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 23

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Condensed interim consolidated financial statements 1

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

2.1

Net gain on disposal

The net gain on disposal amounted to 94 million euros as at June 30, 2013, mainly due to the disposal of Orange Austria for 65 million euros and buildings in France for 27 million euros.

2.2

Main changes in scope of consolidation

Disposal of Orange Austria

On January 3, 2013, in accordance with the agreements signed on February 2, 2012 and after securing the approval of the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchison 3G Holdings, a subsidiary of Hutchison Whampoa. Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

Orange sold its share in Orange Austria for 65 million euros, net of disposal costs and before any contingent closing adjustment price. This amount corresponds to the gain on disposal recognized in the income statement.

At June 30, 2013, the net receipt amounted to 35 million euros, the remaining cash to be received have been deposited into an escrow account.

The divestment has ended the commitments between Orange and its partner Mid Europa Partners. In addition, the Group has given the buyer, Hutchison 3G Holdings GmbH, the standard guarantees associated with this type of transaction.

Dailymotion takeover

On January 10, 2013, Orange purchased 51% ownership interest in Dailymotion, in accordance with the forward purchase agreement dated July 6, 2012, for a total amount of 61 million euros.

Following the first acquisition stake of 49% in April 2011 for a total consideration of 66 million euros, Dailymotion is now a wholly-owned subsidiary of the Group.

These transactions led to recognize goodwill of 119 million euros, before allocating the acquisition cost to the assets acquired and liabilities assumed.

Sonaecom

Sonae and Orange have entered into a put and call option agreement on February 15, 2013 that will allow Orange to divest its entire 20% stake in the Portuguese telecommunications operator, Sonaecom.

The call is exercisable by Sonae over the next 18 months and the put will be exercisable by Orange during the 3 months following this initial period. They are both exercisable at the same price of 99 million euros. The price could be increased to 113 million euros if Sonaecom participates in a material transaction (involving Sonaecom or one of its material assets) that consolidates or restructures the Portuguese telecommunications sector in the 24 months following the signature of the agreement.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 24

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Condensed interim consolidated financial statements 1

NOTE 3

Revenues

(in millions of euros)	June 30, 2013	June 30, 2012
France	10,084	10,826
Mobile Services	4,289	4,757
Mobile Equipement Sales	231	248
Fixed services	5,307	5,532
Other revenues	257	289
Spain	2,021	1,988
Mobile Services	1,485	1,530
Mobile Equipement Sales	110	87
Fixed services	418	362
Other revenues	8	9
Poland	1,572	1,694
Mobile Services	747	805
Mobile Equipement Sales	18	16
Fixed services	734	798
Other revenues	73	75
Reste of the word	3,877	4,144
Mobile Services	3,046	3,338
Mobile Equipement Sales	181	155
Fixed services	509	505
Other revenues	141	146
Enterprise	3,297	3,489
Legacy networks	871	969
Mature networks	1,377	1,434
Growing networks	205	197
Services	844	889
International Carriers & Shared Services	830	817
International Carrier	694	696
Shared Services	136	121
Inter-operating segment eliminations	(1,078)	(1,115)
TOTAL	20,603	21,843

Revenues (excluding Enterprise and International Carriers & Shared Services) are presented by product line from January 1, 2013:

•

mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

•

sale of mobile devices: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

•

fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and  wholesale sales of telephone lines);

•

other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 25

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Condensed interim consolidated financial statements 1

NOTE 4

External purchases

(in millions of euros)	June 30, 2013	June 30, 2012
Commercial expenses and costs of content rights	(3,059)	(3,236)
o/w advertising, promotional, sponsoring and rebranding costs	(468)	(523)
o/w costs of content rights (1)	(188)	(253)
Service fees and inter-operator costs	(2,548)	(2,837)
Other network expenses, IT expenses	(1,418)	(1,440)
Other external purchases (1)	(1,911)	(1,973)
TOTAL	(8,936)	(9,486)
o/w rental expenses	(614)	(619)
(1) After 20 million euros in reversals from provisions for onerous contracts for content publisher operations on June 30, 2013 allocated to content cost.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 26

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Condensed interim consolidated financial statements 1

NOTE 5

Impairment losses and goodwill

5.1

Impairment of goodwill

	June 30, 2013	June 30, 2012
(in millions of euros)	Goodwill	Goodwill
Belgium	(385)	-
Romania	-	(159)
TOTAL	(385)	(159)

At June 30, 2013

In Belgium, the goodwill impairment of 385 million euros reflects the impact on projected cash flows of performance in the short and medium term in a context of increased competitive pressure (general decline in prices of all market players).

At June 30, 2012

The 159 million euros impairment charge for Romania reflected the effect of persistent deterioration in economic conditions on projected cash flows.

5.2

Goodwill

	At June 30, 2013
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value
France	15,395	(13)	15,382
Spain	4,837	(114)	4,723
Poland	2,834	(2,078)	756
Rest of the World:
Romania	1,806	(515)	1,291
Egypt	1,212	(1,126)	86
Belgium	1,006	(461)	545
Slovakia	806	-	806
Ivory Coast	417	(42)	375
Jordan	243	(48)	195
Other	875	(171)	704
Enterprise	1,068	(646)	422
International Carriers & Shared Services	154	-	154
TOTAL	30,653	(5,214)	25,439

5.3

Sensitivity of recoverable amounts

Impairment tests are carried out annually and when there is any indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance compared with market expectations serve as indicators of potential impairment.

As of June 30, 2013, based on an analysis of indicators of potential impairment, described in Note 18.6 of 2012 consolidated financial statements, the Group reassessed the recoverable amount of Belgium assets.

As the preparation of multi-year plans is performed at year-end, this half-year reassessment was derived from preliminary review of cash-flow estimates retained at the end of 2012 for Belgium.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 27

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Condensed interim consolidated financial statements 1

As a result of this reassessment, the Group recognized an impairment charge of 385 million euros as at June 30, 2013. The main assumptions used to estimate recoverable amounts for Belgium are set forth below:

At June 30, 2013	Belgium
Basis of recoverable amount	Value in use
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%
Post-tax discount rate	8.5%
Pre-tax discount rate	12.2%

In June 2013, the carrying value tested of Belgium was brought down to the recoverable amount of long-term and current assets amounting to 1.8 billion euros.

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

At June 30, 2013
(in billions of euros)	Belgium
100% margin of the recoverable amount over the carrying value tested	0.0
100% effect on the recoverable amount of a variation of:
10% in cash flows for terminal year	0.2
1% in growth rate to perpetuity	0.2
1% in post-tax discount rate	0.3

The subsidiary Mobistar, listed at Brussels stock exchange, publishes its own regulated information and represents a contribution less than or equal to 5% of consolidated entities’ revenues, operating income before impairment, net finance costs and income tax as at June 30, 2013.

NOTE 6

Income tax

(in millions of euros)	June 30, 2013	June 30, 2012
Income tax	(915)	(882)
Current tax	(600)	(535)
Deferred tax	(315)	(347)

On July 4, 2013, the Administrative Court of Montreuil rejected the Group’s arguments regarding a tax dispute following a simplification of the Group’s corporate structure in 2005. This litigation has been described in the Group consolidated financial statements since 2010.

Orange considers it has solid legal arguments, particularly regarding the tax consequences of this decision. The Group is going to lodge an appeal against the judgment before the Administrative Court of Appeal of Versailles.

Since the appeal does not suspend payments, the required amounts will be paid to the Treasury for 1,952 million euros by the end of July, and approximately 190 million euros in September. The Court ruling has no impact on the operational and financial results of the Group because of the tax liability previously recognized.

NOTE 7

Financial assets, liabilities and financial results

7.1

Financial result

The financial result amounts to (869) million euros at June 30, 2013 against (697) million euros at June 30, 2012. The variation is mainly due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the public that resulted in the recognition of a financial profit of 272 million euros in the first half-year of 2012.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 28

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Condensed interim consolidated financial statements 1

7.2

Net financial debt

Net financial debt as defined and used by Orange is described in the following chart:

(in millions of euros)	June 30, 2013	December 31, 2012
TDIRA	1,334	1,328
Bonds, excluding TDIRA	29,735	32,531
Bank and multilateral lending institutions loans	2,209	2,476
Finance lease liabilities	680	675
Securitization debt	844	852
Cash collateral received	58	66
Commercial papers	725	366
Bank overdrafts	157	101
Commitment to purchase Mobinil-ECMS shares	228	220
Other commitments to purchase non-controlling interests	34	35
Other financial liabilities	352	620
Derivatives (liabilities)	994	858
Liabilities included in the calculation of net financial debt (a)	37,350	40,128
Derivatives (assets)	305	300
Gross financial debt after derivatives	37,045	39,828
Cash collateral paid	789	372
Other deposits related to financing	1	2
Other financial assets at fair value, excluding derivatives	300 (1)	133
Cash equivalents	4,519 (2)	7,116
Cash	1,276	1,205
Assets included in the calculation of net financial debt (b)	7,190	9,128
Effective portion of cash flow hedges	(622)	(433)
Effective portion of net investment hedges	72	(22)
Components of equity included in the calculation of net financial debt (c)	(550)	(455)
External net financial debt (a)-(b)+(c)	29,610	30,545

(1)

Including 35 million euros of negotiable debt securities with a remaining maturity exceeding 3 months at June 30, 2013.

(2)

Including deposits, 919 million euros of negotiable debt securities with a remaining maturity lower than 3 months at June 30, 2013, and mutual funds.

7.3

Main debt issues and redemptions

During the first half-year of 2013, Orange SA issued the following bonds:

•

In April 2013,  750 million euros  maturing on October 2019 and bearing interest at 1.875%;

•

In April 2013,  150 million euros  maturing on April 2029 and bearing interest at 3.30%.

In addition, in January 2013, Orange SA redeemed at maturity a 3,076 million euros bond bearing interest at 7.25%.

7.4

Orange's debt ratings

At June 30, 2013, Orange's debt ratings are as follows:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	BBB+	A3	BBB+
Outlook	Stable	Negative	Stable
Short-term debt	A2	P2	F2

On April 22, 2013, Standard & Poor's revised its rating on Orange's long-term debt from A- to BBB+ and its outlook from negative to stable, while confirming the rating of Orange's short-term debt to A2.

7.5

Management of covenants

Specific covenants with regards to financial ratios remain unchanged compared to December 31, 2012.

At June 30, 2013, these covenants are met.

7.6

Fair value of financial assets and liabilities

During the first half-year of 2013, no significant event has occurred regarding the fair value of financial assets and liabilities.

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 29

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Condensed interim consolidated financial statements 1

NOTE 8

Shareholders' equity

At June 30, 2013, based on the number of issued shares at that date, Orange SA's share capital amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of Orange SA's share capital and 27.12% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d'Investissement.

8.1

Changes in share capital

No new shares were issued during the first half of 2013.

During the six months ended June 30, 2013, the weighted average number of ordinary shares outstanding was 2,627,519,063 and the weighted average number of ordinary and dilutive shares outstanding was 2,699,229,484.

8.2

Treasury shares

As authorized by the Shareholders' Meeting of May 28, 2013, the Board of Directors implemented a new share buyback program (the 2013 Buyback Program) and cancelled the 2012 Buyback Program, with immediate effect. The 2013 Buyback Program is described in the registration document filed with the French Securities Regulator (AMF) on March 27, 2013.

The only shares bought back by Orange during the first half of 2013 were shares bought back as part of the liquidity contract.

At June 30, 2013, Orange held 17,543,466 of its own shares (including 2,200,000 shares as part of the liquidity contract), compared with 21,481,241 at December 31, 2012 (of which 6,135,000 shares as part of the liquidity contract). Purchases and sales of treasury shares are recorded under changes in equity, on the date on which ownership is transferred (value date).

8.3

Dividends

The Shareholders' meeting held on May 28, 2013 approved the payment of a dividend of 0.78 euros per share in respect of 2012. After payment of the interim dividend of 0.58 euro per share on September 12, 2012 for a total of 1,528 million euros, the balance of the dividend amounting to 0.20 euro per share was paid on June 11, 2013 for the amount of 526 million euros.

8.4

Non-controlling interests

(in millions of euros)	June 30, 2013	December 31, 2012
Debit part of equity attributable to non-controlling interests (a)	1,938	2,128
o/ w TP Group	992	1,082
o/ w Sonatel Group	458	515
o/ w Mobistar Group	146	170
o/ w Jordan Telecom Group	186	216
Credit part of equity attributable to non-controlling interests (b)	(71)	(50)
o/ w Orange Uganda	(41)	(32)
o/ w Telkom Kenya	(21)	(10)
Total Equity attributable to non-controlling interests (a+b)	1,867	2,078

(in millions of euros)	June 30, 2013	June 30, 2012
Dividends paid to minority shareholders	345	565
o/ w TP Group	78	231
o/ w Sonatel Group	164	157
o/ w Mobistar Group	51	104
o/ w Jordan Telecom Group	43	48

FIRST HALF 2013 FINANCIAL REPORT / ORANGE 30

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Condensed interim consolidated financial statements 1

8.5

Cumulative translation adjustment

(in millions of euros)	June 30, 2013	June 30, 2012
Gain (loss) recognized in other comprehensive income during the period	(577)	506
Reclassification to net income for the period	(3)	(167)
Total transaction adjustments for continuing operations	(580)	339

The change in translation differences recognized in other comprehensive income includes:

•

in the first half of 2013, an decrease of (305) million euros due to depreciation in the pound sterling and of (171) million euros due to depreciation in the Polish zloty.

•

in the first half of 2012, an increase of 229 million euros due to appreciation in the pound sterling and of 190 million euros due to appreciation in the Polish zloty.

At June 30, 2012, the reclassification of translation adjustments to net income for the period was due to the disposal of Orange Swiss entities.

NOTE 9

Litigations and unrecognized contractual commitments

9.1

Litigations

At June 30, 2013, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 413 million euros compared with 487 million euros at December 31, 2012.

As a rule, Orange does not provide any detail regarding provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position. Similarly, the settlement of certain disputes may be covered by confidentiality provisions, particularly in case of a transaction.

In light of the foregoing, this note describes the new proceedings and developments in existing litigations that have occurred since the publication of the consolidated financial statements for the year ended December 31, 2012, and that may have or that have had a significant effect on the financial situation or the profitability of the Group.

9.1.1

France Litigations

Litigations related to competition law

In June 2013, several competitors brought precautionary actions against Orange in order to avoid any inadmissibility due to the statutes of limitations (see details hereinafter).

Fixed network and contents

•

On February 25, 2013, the Court of Arbitration of the International Chamber of Commerce of Paris rejected all claims from the Numericable group for the compensation of damage caused by the alleged de facto termination of the agreements signed with Orange giving it the right to use, for its cable networks, Orange’s civil engineering installations. Numericable claimed that Orange should pay in particular the sum of 542 million euros in damages. These agreements were granted to Numericable when certain cable networks were disposed of in 2004.

•

On June 18 and 25, 2013, the Paris Commercial Court dismissed the claims of SFR and Verizon for the reimbursement of alleged overpayments on, respectively, interconnection services provided by Orange in 2006 and 2007 for SFR, and wholesale access or interconnection services provided by Orange from 2006 to 2010 for Verizon. However, it ordered Orange SA to pay Verizon 500,000 euros for 2008. SFR and Verizon claimed respectively 48 million and 37 million euros. A few days before these decisions were rendered, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. Orange believes that these claims are unfounded.

•

In parallel with the ongoing investigation before the French Competition Authority on Orange’s practices on the market for services to local communities aiming at reducing zones not yet covered by a broadband network, SFR brought an action for damages before the Paris Commercial Court on June 18, 2013. The total claim amounts provisionally to 50 million euros. At this stage and, in any case, as long as there is no decision of the French Competition Authority on the objected practices, Orange believes that this claim is unfounded.

•

In July 2013, the European Commission carried out an inspection at the premises of Orange and other European operators as part of an investigation launched into the data connectivity on Orange’s networks and the international transit business. At this stage of the procedure, it is not possible to assess the risk for the company. However, following a claim by Cogent on parameters close to those that lead the European Commission to open its investigation, the French Competition Authority already ruled on September 20, 2012 that there was no ground for notifying a statement of objections to Orange and that Orange was entitled to be paid by IP transit operators in case of significant imbalance in traffic exchange.

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Condensed interim consolidated financial statements 1

Mobile Network

•

Following the decision of the French Competition Authority issued in December 2012 imposing a fine of 117.4 million euros against Orange for excessive price discrimination practices between calls made within its own network and calls made to its competitors’ networks, Bouygues Telecom, Oméa Telecom, Outremer Telecom and Euro-Information Telecom each brought in June 2013 an action against Orange before the Paris Commercial Court for damages allegedly suffered because of these practices. The four operators’ claims amount provisionally to a total of 792 million euros. Orange SA believes no damages were suffered by these operators and in any case intends to make a request for suspension of the examination of these claims as long as a final decision is not rendered in the parallel procedure initiated by the Authority.

•

At the same time as the ongoing investigation before the French Competition Authority on Orange’s practices on the B-to-B market for fixed-line and mobile services, Bouygues Telecom brought an action before the Paris Commercial Court on June 13, 2013, for damages allegedly suffered because of these practices and provisionally estimated at 400 million euros. At this stage of the procedure and in any event as long as there is no decision of the French Competition Authority on these practices, Orange believes that Bouygues Telecom’s claims are unfounded.

•

On July 4, 2013, the Paris Court of Appeal, examining the case on remand after annulment by the French Supreme Court of its former decision dated September 23, 2010, ordered Orange Caraïbe and Orange SA to pay a fine of 60 million euros because of their practices between 2000 and 2005 in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. This decision confirms most of the objections stated by the French Competition Authority in its decision dated December 9, 2009 ordering Orange to pay a fine of 63 million euros (which was paid). Orange may lodge a new appeal before the French Supreme Court.

Other proceedings

•

On May 21, 2013, Orange and the Société Nationale des Chemins de Fer Français (SNCF) signed a transaction regarding the litigation having opposed them since November 2000 about the amount of fees due by Orange for its use of SNCF railway infrastructures between 1990 and 1996. The agreement provides for the payment to SNCF of a final contractual indemnity the amount of which was already recorded as a provision in the financial statements at December 31, 2012. In a decision dated June 5, 2013, the President of the Paris Administrative Court of Appeal took notice of the parties’ withdrawal. His decision put a final end to this procedure.

9.1.2

Poland litigations

•

Following a tax audit to which TP SA was subject with respect to fiscal year 2009, discussions were held with the Administration during the first half of 2013. TP SA believes it has solid grounds for its defense in respect of the adjustment issues raised by the Administration.

•

On March 18, 2013, the Polish Competition Authority opened an investigation of the country’s three main mobile operators, including PTK Centertel, the mobile subsidiary of TP Group. The Authority indicated that it suspected an abuse of dominant position by the three operators in relation to interconnection rates. At this stage of the procedure, Orange can not assess the risk relating to this investigation.

9.1.3

Other litigations

State Aids

•

On March 19, 2013, the Court of Justice of the European Union (CJEU) annulled the decision of the General Court of the European Union of May 21, 2010, which had ruled that the declarations made and the shareholder’s loan announced by the French government in 2002 in support of Orange SA had not allocated any public funds and could not be classified as State aid. The General Court had itself annulled the decision of the European Commission of 2004 which ruled that these measures were incompatible with the common market but had not ordered reimbursement of the aid. The CJEU held that even though the shareholder’s loan had not been implemented, the announcement gave Orange an advantage in terms of its access to resources of the French State, as such a loan could potentially affect the state budget. The case was remanded to the General Court of the European Union for a new examination.

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Condensed interim consolidated financial statements 1

International litigations

•

On May 24, 2013, the Paris Court of Appeal held inadmissible the action brought in 2007 against Orange SA by Messrs Mikati, minority shareholders of FTM Liban (FTML), subsidiary of Orange, and cleared FTML. This decision confirms the ruling of the Paris Commercial Court in September 2010 dismissing Messrs Mikati from all their claims for compensation provisionally estimated at 97 million US dollars.

•

The telecommunication service taxes set up in Spain and in France were challenged by the European Commission before the Court of Justice of the European Union (CJEU). On June 27, 2013, the CJEU held that these taxes are not incompatible with EU law. This negative decision has no impact on Orange’s accounts as these taxes were recognized as expenses and paid each year.

Apart from the proceedings mentioned above and the dispute relating to tax audits described in note 6, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2012, which have had over the period, or which may have, a material impact on the Company’s or the Group’s financial position or profitability.

9.2

Unrecognized contractual commitments

The main developments in commitments made in relation to the disposal or acquisition of securities are presented in Note 2 relating to changes in scope of consolidation.

Based on the new contracts for the purchase of mobile telephones signed during the first half of 2013, the total amount of handsets purchase commitments is estimated at approximately 3.5 billion euros over the next years.

No other major event has impacted the unrecognized contractual commitments described in the consolidated financial statements for 2012

NOTE 10

Related party transaction

During the first six months of 2013, no transaction with related parties took place which materially affected the Group’s financial position.

NOTE 11

Subsequent events

Tax litigation

On July 4, 2013, the Administrative Court of Montreuil rejected the Group arguments regarding a tax litigation following a simplification of the Group’s corporate structure in 2005 (see Note 6).

Orange SA : distribution of an interim dividend

At its meeting held on July 24, 2013, the Board of Directors resolved to distribute an interim dividend of 0.3 euro per share in respect of 2013. This interim dividend will be paid in cash on December 11, 2013. The estimated payment amounts to 789,4 million euros based on the number of ordinary shares outstanding at June 30, 2013.

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Condensed interim consolidated financial statements 1

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2.

Management report for the first half of 2013

2.1

OVERVIEW

36

2.1.1

Financial data and workforce information

36

2.1.2

Summary of results for the first half of 2013

37

2.1.3

Impact of regulatory rate changes

38

2.1.4

Significant events

38

2.1.5

Economic and political risks in sensitive areas

42

2.1.6

Information on trends and the main risks and uncertainties

42

2.2

ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

43

2.2.1

From Group revenues to Reported EBITDA

43

2.2.2

From Group Reported EBITDA to operating income

46

2.2.3

From Group operating income to net income

47

2.2.4

From net income to comprehensive income

48

2.2.5

Group capital expenditures

48

2.3

ANALYSIS BY OPERATING SEGMENT

49

2.3.1

France

54

2.3.2

Spain

56

2.3.3

Poland

58

2.3.4

Rest of the World

60

2.3.5

Enterprise

63

2.3.6

International Carriers & Shared Services

64

2.3.7

Additional information on the activities of Everything Everywhere (EE)

66

2.4

CASH AND FINANCIAL DEBT

66

2.4.1

Liquidity and cash flows

67

2.4.2

Financial debt

67

2.5

ADDITIONAL INFORMATION

68

2.5.1

Transition from data on a historical basis to data on a comparable basis

68

2.5.2

Litigation and unrecognized contractual commitments

70

2.5.3

Related party transactions

70

2.5.4

Subsequent Events

70

2.5.5

Financial aggregates not defined by IFRS

71

2.5.6

Financial glossary

73

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Interim management report for the first half of 2013 2

This report contains forward-looking information about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most important risks are presented in Section 4 Risk factors of the 2012 Registration Document. See also the information provided under the heading Forward-looking information at the beginning of the 2012 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). The statutory auditors conducted a limited review of these financial statements.

The operating segments are described in Section 2.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see Section 2.5.6 Financial glossary) for the first half of 2012 is described in Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.1

Overview

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.1.1

Financial data and workforce information

Operating data

Half-years ended June 30
	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	20,603	21,570	21,843	(4.5)%	(5.7)%
Reported EBITDA (2)	6,417	6,666	6,820	(3.7)%	(5.9)%
Reported EBITDA/Revenues	31.1%	30.9%	31.2%
Operating income	2,993	3,365	3,488	(11.0)%	(14.2)%
Operating income/Revenues	14.5%	15.6%	16.0%
CAPEX (2)	2,455	2,433	2,460	0.9%	(0.2)%
CAPEX/Revenues	11.9%	11.3%	11.3%
Telecommunication licenses	28	915	915	(96.9)%	(96.9)%
Investments financed through finance leases	31	20	20	60.8%	60.8%
Average number of employees (full-time equivalents) (3)	161,457	164,046	165,034	(1.6)%	(2.2)%
Number of employees (active employees at end of period) (3)	167,835	170,269	170,338	(1.4)%	(1.5)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

(3)

See Section 2.5.6 Financial glossary.

Restated operating data

Half-years ended June 30
	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Restated EBITDA (2)	6,417	6,943	7,004	(7.6)%	(8.4)%
Restated EBITDA/Revenues	31.1%	32.2%	32.1%
Restated EBITDA - CAPEX (2)	3,962	4,510	4,544	(12.2)%	(12.8)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

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Interim management report for the first half of 2013 2

Net income

Half-years ended June 30
	2013	2012
(in millions of euros)		data on a historical basis
Operating income	2,993	3,488
Finance costs, net	(869)	(697)
Income tax	(915)	(882)
Consolidated net income after tax	1,209	1,909
Net income attributable to owners of the parent	1,068	1,738
Net income attributable to non-controlling interests	141	171

Net financial debt

Periods ended
	Jun. 30, 2013	Dec. 31, 2012	Jun. 30, 2012
(in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt (1)	29,610	30,545	31,177
(1) See Section 2.5.6 Financial glossary and Note 7 to the consolidated financial statements.

For further information on the risks relating to the Orange group's financial debt, see Section 4.1 Operating risks of the 2012 Registration Document.

2.1.2

Summary of results for the first half of 2013

Commercial initiatives, strengthened in the second quarter of 2013 helped revive mobile customers base growth in France, Poland and Spain.

Orange had 231.5 million customers at June 30, 2013, a year-on-year increase of 3.1% on a historical basis, representing 6.9 million additional customers:

•

in France, net sales of mobile plans (excluding machine-to-machine) in the second quarter of 2013 reached their highest level since the arrival of the fourth player in the mobile market, with particular success for the Sosh and Open offers. The mobile customer base rose by 1.5% year-on-year in France;

•

in Spain, the success of segmented quadruple-play offers buoyed the growth of mobile plans (+9.8%) and the fixed broadband customer base, which was up 14.2%;

•

Africa and the Middle East had a total of 84.0 million mobile telephony customers at June 30, 2013, an increase of 9.8%, or 7.5 million new customers.

Revenue amounted to 20,603 million euros in the first half of 2013, down 5.7% on a historical basis and 4.5% on a comparable basis compared with the first half of 2012. On a comparable basis and excluding the negative impact of the fall in regulated prices, the decline was 2.2%, breaking down as follows:

in France, mobile services revenues declined by 4.5% between the two periods. The quarterly mobile ARPU (see Section 2.5.6 Financial glossary) stabilized in the second quarter compared with the first quarter, in line with the projected 12% decline over the year;

•

in Spain, revenue increased by 3.9% over the half-year, driven by growth in the number of customers;

•

in Poland, the decline in mobile services revenues was limited to 2.8% between the two periods, while fixed-line broadband revenues were up 8.1%;

•

in the rest of Europe, revenues were up 0.6%;

•

in Africa and the Middle East, revenues increased by 4.0% between the two periods, driven by the Ivory Coast, Senegal, Egypt and Guinea;

•

Enterprise activity fell by 4.9%, in the face of heightened competition and in a challenging economic environment in Europe.

Reported EBITDA (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) amounted to 6,417 million euros, down 5.9% on a historical basis and 3.7% on a comparable basis compared with the first half of 2012.

Restated EBITDA (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) amounted to 6,417 million euros in the first half of 2013, down 7.6% on comparable basis compared with the first half of 2012. The decline in the ratio of restated EBITDA to revenues (31.1%) was limited to 1.0 percentage point, compared with declines of 1.6 percentage points in the first and second halves of 2012 (on a comparable basis), thanks to a 441 million euro decline in adjusted operating expenses: direct costs fell by 5.8% and indirect costs by 1.4%. In France, the ratio of restated EBITDA to revenues was 36.3%, virtually unchanged compared with the first half of 2012 on a comparable basis. France provided almost all of the cost reduction of the Group.

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Interim management report for the first half of 2013 2

Operating income amounted to 2,993 million euros in the first half of 2013, a decline of 495 million euros or 14.2% compared with the first half of 2012 on a historical basis, including the unfavorable impact of changes in the scope of consolidation and other changes (134 million euros) and the positive impact of exchange rate fluctuations (10 million euros). On a comparable basis, the decline in operating income was 372 million euros or 11.0%, and was chiefly attributable to:

•

the 249 million euro decline in Reported EBITDA; and

•

the 226 million euro increase in goodwill impairment, corresponding to the 385 million euro impairment of Belgian operations in the first half of 2013, compared with the 159 million euro impairment of Romanian operations recognized in the first half of 2012;

•

partially offset by a 124 million euro decline in depreciation and amortization.

CAPEX (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) amounted to 2,455 million euros in the first half of 2013, broadly unchanged compared with the first half of 2012 on a historical basis. On a comparable basis, CAPEX was up 0.9% compared with the first half of 2012, driven by investments in high-capacity mobile (4G) and fixed (fiber optic) broadband, particularly in France. The ratio of CAPEX to revenues was 11.9% in the first half of 2013, an increase of 0.6 percentage points compared with the first half of 2012 on a comparable basis.

Consolidated net income after tax amounted to 1,209 million euros in the first half of 2013, compared with 1,909 million euros in the first half of 2012.

The “restated EBITDA – CAPEX” indicator amounted to 3,962 million euros, or 57% of the full-year target.

Net financial debt (see Section 2.5.6 Financial glossary) stood at 29,610 million at June 30, 2013, a reduction of 935 million euros compared with net financial debt at December 31, 2012. The ratio of net financial debt to restated EBITDA was 2.21. Net financial debt for the half-year ended June 30, 2013 does not include the impact of the tax dispute concerning the financial year 2005 (payment of approximately 2,150 million euros to be made in the second half of 2013), for which Orange will lodge an appeal (see Section 2.1.4 Significant events).

2.1.3

Impact of regulatory rate changes

The European regulations governing the operations of the Orange group are described in Section 6.6 European regulation of the 2012 Registration Document.

The effect of cuts to call termination and roaming rates between June 30, 2012 and June 30, 2013 was particularly significant in a number of countries, notably France, Poland, Spain, Belgium, Romania and Slovakia. In the first half of 2013, cuts in regulated prices reduced mobile and fixed-line telephony revenues by 511 million euros and Reported EBITDA by 190 million euros.

For further information on the risks relating to regulations, see Section 4.2 Legal risks of the 2012 Registration Document.

2.1.4

Significant events

In the first half of 2013, the Group continued to operate in a depressed macroeconomic environment in some European countries, characterized by muted growth or recession (particularly France and Spain), with the financial and economic crises having an impact on consumer behavior in Europe. Furthermore, the current environment is also marked by a high regulatory burden, heightened fiscal pressure and the effect of the political upheaval in the Middle East and Africa (especially in Egypt and Mali).

The telecommunications environment has also been affected by a significant change in the mobile telephony market, on the back of heightened competitive pressure (particularly in France, with the arrival of a fourth mobile operator in 2012), but also in Poland and Belgium. This heightened competition has resulted in significant price cuts and a bipolarization of the market into, on the one hand, low-cost offers, and, on the other hand, value offers including among others cell-phone subsidies by the operator.

The Group responded to this challenge by overhauling its commercial offers (especially in France, Poland and Belgium), by reviewing its asset portfolio (notably with a disposal in Austria and a prospective disposal in Portugal), by investing in its future high-capacity broadband networks (LTE and FTTH, mainly in France and Spain) and through its innovation programs (Livebox Play, Libon, joyn, etc.). Furthermore, the Group continues to work on its operational efficiency and cost control program (with progress on Chrysalid), on network sharing (especially through passive infrastructure in Africa) and on the pooling of activities with other operators.

France Telecom becomes Orange

Following the change of company name from France Telecom to Orange, effective July 1, 2013, the France Telecom-Orange group is now known as Orange.

Orange is the brand used by nearly all of the Group’s commercial (fixed, mobile, Internet) and institutional activities. To further simplify its presentation and to capitalize on its brand name, it made sense to change the company name and the name of the share. Accordingly, since July 1, 2013, the company name has been Orange, and the name of the listed share has also been Orange (with the tickers ORA in Paris and ORAN in New York).

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Interim management report for the first half of 2013 2

Social contract

The Group, which will see one-third of its French workforce retire by 2020, has put everything in place for the future contrat de génération in 2012: a plan to hire 4,000 permanent employees over three years, a commitment to create 5,000 work-based learning placements for young people every year, schemes to pass on skills and know-how, and measures to retain seniors.

New agreement on the employment of seniors in France (“Part-Time for Seniors” plan)

In December 2012, Orange and the unions signed a new agreement on the employment of seniors and measures designed to support mid to late careers in France, for a period of three years (2013-2015).

The new agreement on the employment of seniors in France notably covers end-of-career planning and the transition between work and retirement. It also includes the implementation of a new part-time mechanism known as the “Part-Time for Seniors” (PTS) plan, allowing employees aged 55 or over to prepare for their retirement. At December 31, 2012, the present cost of the plan was estimated at 1,393 million euros (of which 1,107 million euros recognized in 2012). The balance of the charge, i.e. 286 million euros, will be recognized between 2013 and 2019 in order to take into account the expected increase in the beneficiaries’ seniority until their retirement.

The new agreement on the employment of seniors is part of Orange’s social contract, the progressive implementation of which since September 2010 has resulted in the return of more peaceful labor relations.

New agreement on employee profit-sharing

In June 2013, Orange and the unions signed a new agreement on employee profit-sharing. It stipulates that the amount of the profits of each company in France to be shared among employees, calculated in accordance with a special formula, shall be equal to 4% of operating income under French GAAP. This agreement reflects the Group’s desire, despite the anticipated decline in its earnings, to share value created with all employees. It is also part of Orange’s social contract.

Continued sales momentum

At the end of June 2013, Orange launched 4G services in several countries: France, United Kingdom, Belgium, Luxembourg, Romania, Moldova, Mauritius, Dominican Republic, etc. In the United Kingdom, the 4G offers of EE had 687,000 customers only eight months after their launch.

In France, the first half of 2013 followed a year marked chiefly by the arrival of a fourth mobile operator. In an increasingly competitive environment, Orange has continued to adapt its consumer offers: adjustment and broadening of the range of plans sold under the Sosh brand, further development of the Open quadruple-play offers, simplification of the Origami range, commercial launch of consumer 4G offers, integration of technological innovations into offers (new Livebox Play line; launch of Libon, application of Orange communication on Android; launch of joyn, the new RCS communication standard, etc.), strengthening of the service commitment to Origami, Open and Livebox customers, with guaranteed service 24/7 and Pro 8h guaranteed service, etc.

In Spain, the amena.com website, which offers unlimited low-cost offers with no commitment, announced in early July 2013 that it had exceeded the threshold of 100,000 customers under contracts, just one year after its launch. In addition, Orange continues to adapt its consumer offers: launch of the Canguro bundled offer combining mobile and ADSL, simplification of the Animals range in conjunction with the launch of 4G offers in Spain, start of sales of joyn enabled handsets, etc.

In Poland, Orange launched its new online brand, nju.mobile, in April 2013. Available only on the Internet (for contracts), nju.mobile is aimed primarily at consumer customers seeking cost-effective solutions, with prepaid mobile offers and plans, based on SIM-only offers (mobile offers without a handset). 80,000 customers had already signed up by June 30, 2013.

Confirmation of the success of offers in France

In France, the Sosh brand offers were adjusted and enriched during the first half of 2013, notably with the commercial launch in June 2013 of a range of “Sosh mobile + Livebox” quadruple-play packages. Sosh had nearly 1.4 million customers at June 30, 2013, compared with 367,000 at June 30, 2012.

In addition, the Open quadruple-play offers confirmed their success in the first half of 2013, with an increase of more than 80% in the number of offers year-on-year. With 3.8 million customers at June 30, 2013 (i.e. 1.7 million additional customers compared with June 30, 2012), these offers demonstrated their validity, in terms of both acquiring new customers and ensuring the loyalty of existing users.

In conjunction with the launch of consumer offers on 4G networks in 15 cities, in April 2013 Orange also launched a new, simpler and more attractive range of Origami plans, notably allowing 4G/H+ high-capacity mobile broadband access.

Lastly, the new Livebox Play range (which includes the new Livebox and the new decoder) presented at the November 2012 Show Hello, dedicated to innovation, was launched in February 2013. The new range had already attracted 500,000 customers at June 30, 2013.

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Interim management report for the first half of 2013 2

Success of high-capacity broadband (4G) offers in the United Kingdom

In June 2012, EE, the 50/50 joint venture between Orange and Deutsche Telekom in the United Kingdom, gave an update on the development of its high-capacity broadband (4G) offers. Eight months after the commercial launch of its high-capacity broadband services in October 2012, EE had 687,000 subscribers to its 4G offers. By the end of July 2013, the joint venture’s 4G network covered almost 60% of the UK population. The rollout is continuing, with the goal of covering 70% of the population by the end of 2013 and 98% by the end of 2014. EE also announced the launch, during the summer of 2013, of shared 4G offers, prepaid 4G offers and the doubling of speeds in 16 British cities.

Improving operational efficiency

In the first half of 2013, the Group continued to work on its operational efficiency and cost control program, network sharing and the pooling of activities with other operators.

Progress on Chrysalid

In 2011, the Group launched Chrysalid, an operational efficiency program running to 2015. The goal is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to controlling growth in expenditure and to implement this change throughout the Group, by sharing best practices across countries. In October 2012, the Group decided to speed up the implementation of this program. The current goal is to cut three billion euros off the expected increase in operational expenses compared with the 2010 cost base by 2015 (including 1.8 billion euros by the end of 2013).

Since the program’s launch, in cumulative terms in 2011, 2012 and 2013, 50% of the new goal of 3 billion euros has been achieved, i.e. a total of 1.5 billion euros (of which 470 million euros in 2011, 718 million euros in 2012 and 319 million euros in the first half of 2013). This amount includes both operating expenses included in Reported EBITDA (totaling 300 million euros in the first half of 2013), and CAPEX (totaling 19 million euros in the first half of 2013).

Sharing of passive infrastructure in Africa

After Uganda in March 2012, two new agreements on the sharing of passive infrastructure were concluded during the first half of 2013, the first covering Ivory Coast and Cameroon, and the second in Kenya. For Orange, these agreements represent a major step in the process of improving efficiency and reining in operating costs in the African countries where it is present.

In April 2013, Côte d’Ivoire Telecom, Orange Côte d’Ivoire and Orange Cameroon signed an agreement with IHS (mobile infrastructure operator in Africa) on the operation of all towers belonging to subsidiaries in Ivory Coast and Cameroon. The agreement, which will run for a period of 15 years, covers more than 2,000 sites in Ivory Coast and Cameroon. The towers remain the property of the Orange subsidiaries. The efforts of IHS in respect of passive infrastructure will help accelerate the modernization of the network, making it more efficient and less energy intensive, by increasing the use of renewable energy in powering it.

In June 2013, Telkom Kenya (the Group’s subsidiary in Kenya) signed an agreement with Eaton Towers (mobile infrastructure operator in Africa) on the management of its passive network infrastructure. The agreement, which will run for a period of 15 years, covers 1,000 towers. The towers remain the property of Telkom Kenya. Eaton Towers will invest in the modernization of passive infrastructure and the construction of new towers to provide Telkom Kenya with improved coverage and network quality.

These partnerships provide a sound basis allowing the Orange subsidiaries to focus on their core businesses. They will also allow, first, a reduction in operating costs and CAPEX, while improving the coverage and quality of the network, and, second, a reduction in Orange’s carbon footprint.

Investment in networks

The rollout of networks providing broadband and high-capacity broadband Internet access remains one of the Group’s top priorities. After acquiring several fourth-generation (4G) mobile licenses around the world, Orange has begun to roll out high-capacity mobile networks (LTE, Long Term Evolution), in particular in France, the United Kingdom, Belgium, Luxembourg, Romania, Moldova, Mauritius and the Dominican Republic. For fixed high-capacity broadband networks (FTTH, Fiber To The Home), Orange signed additional agreements and conventions on the rollout of fiber optic in the first half of 2013, in both France and Spain (co-deployment), combining public and private efforts in a national context of cost containment and in partnership with other operators.

Rollout of high-capacity broadband mobile networks (LTE) in France and Spain

In France, after having launched 4G technology in four cities in 2012, Orange extended its network coverage to 15 metropolitan areas (50 cities) in April 2013. It further continued its expansion to 37 metropolitan areas (i.e. 106 cities) in July 2013. After the commercial launch of its first 4G offer for small businesses and large companies in November 2012, it announced the launch of consumer 4G offers in April 2013.

In Spain, Orange began marketing its 4G offers in six major cities in July 2013. By the end of 2013, Orange plans to extend the coverage of its 4G network to nine other cities in Spain, i.e. a total of 15 cities representing 12 million people. The objective is to continue the rollout of 4G technology so as to cover the capitals of Spain’s 50 provinces in 2014. The rollout of 4G technology represents a total investment of about 1.1 billion euros for Orange over the period from 2010 to 2016. This amount includes investments already made to modernize access and the transmission network, and investments specific to 4G technology, including sums invested in the acquisition of 4G licenses in the 800 MHz and 2,600 MHz frequency bands.

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Interim management report for the first half of 2013 2

Rollout of fiber optic networks (FTTH) in France and Spain

In France, Orange stepped up its initiatives in the first half of 2013 to optimize the coordination of private and public investment in the rollout of fiber optic, with the signing of several agreements with local authorities and institutions. In this area, France’s national government, the Ile-de-France region, Orange and SFR signed a joint statement issued by the two operators in April 2013 on the rollout of fiber optic for the Paris region. The complementary nature of public and private investment will enable the rollout of fiber to the home (FTTH) over the entire region, thereby achieving the goal of allowing 100% of households and businesses in the Paris region to benefit from high-capacity fiber optic broadband access by 2020. This collective mobilization of public and private actors will make Ile-de-France the first European region entirely covered by fiber in 2020.

In Spain, Orange signed an agreement with Vodafone in March 2013 on a joint investment of one billion euros for the rollout of fiber optic (FTTH) throughout the country. Both partners have set themselves the goal of connecting three million homes, offices and commercial premises (property units) by 2015, and six million by 2017, in more than 50 cities on the Iberian Peninsula. The agreement provides for the rollout of two additional fiber optic networks, each capable of providing cover to three million property units. Each partner will guarantee the other access to its network and the possibility of using its infrastructure. Both networks are technically compatible, and can therefore be linked to form a single network with greater reach, thereby optimizing investments made by Orange and Vodafone in Spain. The agreement is open to other operators wishing to invest in this type of rollout, and Orange, Vodafone and Telefonica subsequently signed a similar agreement on the sharing of vertical fiber optic infrastructure in buildings in July 2013.

New business opportunities

In order to improve its commercial effectiveness and its distribution, the Group is rolling out its Orange brand worldwide and developing new sales approaches in order to provide its customers with more targeted offers and new generations of stores. In this context, the launch of Orange Horizons in early 2013 and the diversification of the Orange Marine activities announced in April 2013 aim to provide new sources of revenue for the Group, while improving its international visibility and reputation outside its current scope.

Exploring new business opportunities with Orange Horizons

In January 2013, Orange announced the launch of a new subsidiary, called Orange Horizons, which aims to find new business opportunities in countries where the Group does not yet operate in the consumer market, and without the need to make significant investments. These projects will build on both the international reputation of the Orange brand and the Group’s existing assets. Prospective projects include the launch of online stores specialized in the sale of telecommunications equipment or communication time, the development of flexible offers for travelers, and the launch of a virtual mobile network operator (MVNO) activity in some countries.

New cable-laying vessel and diversification of Orange Marine

In April 2013, Orange Marine, the Orange subsidiary specializing in the installation and maintenance of underwater telecommunications cables, announced the expansion of its activities in renewable energy. To better position itself, Orange Marine has ordered a new cable-laying vessel that will be commissioned in the summer of 2014. The new vessel, named Pierre de Fermat, is designed to support the installation and repair of all types of underwater cables, both telecommunications and power.

Change in asset portfolio

After disposing of its operations in Switzerland in February 2012, the Group finalized the sale of its stake in Orange Austria in January 2013, and in February 2013 announced the signing of an agreement to sell its stake in Sonaecom in Portugal. These deals reflect the strategy of optimizing the Group’s asset portfolio, announced in May 2011.

Disposal of 35% of Orange Austria

In accordance with the agreements signed in February 2012, and following approval by the competent regulatory and competition authorities, Mid Europa Partners and Orange, respectively holding 65% and 35% of Orange Austria, disposed of their entire interest in January 2013. Orange sold its stake in Orange Austria for 65 million euros, net of selling costs and before a possible price adjustment. This amount corresponds to the gain on disposal recognized in the income statement. The net amount received at June 30, 2013 was 35 million euros. The remaining cash to be received have been placed in an escrow account (see Note 2 to the consolidated financial statements).

Agreement on the sale of 20% of Sonaecom in Portugal

In February 2013, Sonae and Orange signed an agreement providing for put and call options over Orange’s entire interest, i.e. 20%, in Sonaecom, a telecommunications operator in Portugal. The call is exercisable by Sonae over the next 18 months, and the put will be exercisable by Orange during the three months following this initial period. They are both exercisable at the same price of 99 million euros. This price could, however, rise to 113 million euros were a significant deal involving Sonaecom or one of its main assets, resulting in the consolidation or restructuring of the country’s telecommunications sector, to take place within 24 months of the signing of this agreement (see Note 2 to the consolidated financial statements).

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Acquisition of 51% of Dailymotion

Pursuant to a forward purchase agreement concluded in July 2012, Orange acquired a 51% stake in Dailymotion in January 2013 for 61 million euros, bringing the Group’s stake in Dailymotion to 100% (see Note 2 the consolidated financial statements).

Tax litigation concerning financial year 2005

On July 4, 2013, the Administrative Court of Montreuil rejected the Group’s arguments regarding a tax dispute following a simplification of the Group’s corporate structure in 2005. This litigation has been described in the Group consolidated financial statements since 2010.

Orange considers it has solid legal arguments, particularly regarding the tax consequences of this decision. The Group is therefore going to lodge an appeal against the judgment before the Administrative Court of Appeal of Versailles.

Since the appeal does not suspend payments, the required amounts will be paid to the Treasury for 1,952 million euros by the end of July, and approximately 190 million euros in September. The Court ruling has no impact on the operational and financial results of the Group because of the tax liability previously recognized.

Dividends

The Shareholders' Meeting of May 28, 2013 approved the payment of a dividend of 0.78 euros per share in respect of 2012. In view of the interim dividend of 0.58 euros per share paid on September 12, 2012, i.e. a total of 1,528 million euros, the remainder of the dividend, which totaled 0.20 euros per share, was paid on June 11, 2013, and amounted to a total of 526 million euros (see Note 8 to the consolidated financial statements).

2.1.5

Economic and political risks in sensitive areas

As part of its strategy, Orange is exploring sources of growth in new countries and businesses. Orange accordingly owns subsidiaries in Eastern Europe, the Middle East (notably Egypt and Jordan) and in Africa (notably Mali and Tunisia). These regions continue to see political or economic instability that affected the operations and results of Group companies in these countries (see in particular Section 2.3.4 Rest of the World regarding the situation in Egypt and Note 5 to the consolidated financial statements).

In Europe, the various possible evolutions of the financial and economic crisis (in particular in terms of consumer behavior), government and European fiscal retrenchment, the monetary policy applied by the European Central Bank (ECB), and the behavior of the fixed income markets, all represent risk factors. During the first half of 2013, the macroeconomic situation deteriorated in Spain, with repercussions on consumer behavior (see in particular Section 2.3.2 Spain).

For further information on the risks relating to these investments as well as the other risk factors, see Section 4 Risk factors of the 2012 Registration Document.

2.1.6

Information on trends and the main risks and uncertainties

The Group confirms its objective of achieving a “restated EBITDA - CAPEX” indicator of more than 7 billion euros in 2013. The restated ratio of net financial debt to EBITDA is expected to stand at approximately 2.2 at the end of 2013 and return to a level closer to 2 by the end of 2014, excluding the impact of the tax dispute concerning the financial year 2005 (payment of approximately 2,150 million euros to be made in the second half of 2013, see Section 2.1.4 Significant events), in order to preserve the Group’s financial strength at all times.

The Group confirms that a dividend of at least 0.80 euros per share will be paid in respect of 2013 (subject to approval by the Shareholders’ Meeting). The Board of Directors resolved on July 24, 2013 to pay an interim ordinary dividend in respect of 2013, based on the results of the first half of the year. The interim dividend will be 0.30 euros per share and will be paid on December 11, 2013.

In addition, the Group will pursue a prudent and selective acquisition policy, consistent with its objective of net financial debt to EBITDA, focusing on possible acquisitions and disposals in the markets where it operates.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 4 Risk factors of the 2012 Registration Document (see also the information under the heading Forward-looking information at the beginning of the 2012 Registration Document). At the time of publication of this report, this description was still valid for the assessment of the main risks and uncertainties of the second half of 2013, in particular the description of the risks related to change in the economic environment, liquidity risk, the risk of asset impairment, and litigation risks arising from decisions in respect of legal proceedings expected during the second half of the year.

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Interim management report for the first half of 2013 2

2.2

Analysis of the Group’s income statement and capital expenditures

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.4 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.2.1

From Group revenues to Reported EBITDA

Half-years ended June 30
	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	20,603	21,570	21,843	(4.5)%	(5.7)%
External purchases (2)	(8,936)	(9,324)	(9,486)	(4.2)%	(5.8)%
Other operating income and expense (2)	(673)	(770)	(780)	(12.4)%	(13.6)%
Labor expenses (2)	(4,650)	(4,810)	(4,848)	(3.3)%	(4.1)%
Gain (losses) on disposal	94	11	102	ns	(7.9)%
Restructuring cost and similar items	(21)	(11)	(11)	93.7%	78.9%
Reported EBITDA	6,417	6,666	6,820	(3.7)%	(5.9)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.6 Financial glossary.

2.2.1.1

Revenue

Change in revenues

Half-years ended June 30
REVENUES (2)	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	10,084	10,822	10,826	(6.8)%	(6.9)%
Spain	2.021	1,988	1,988	1.6%	1.6%
Poland	1,572	1,720	1,694	(8.6)%	(7.2)%
Rest of the World	3.877	3.866	4.144	0.3%	(6.4)%
Enterprise	3.297	3.467	3.489	(4.9)%	(5.5)%
International Carriers & Shared Services	830	814	817	2.0%	1.7%
Eliminations	(1,078)	(1,107)	(1,115)
Total Group	20.603	21.570	21.843	(4.5)%	(5.7)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 3 to the consolidated financial statements.

The revenues of the Orange group totaled 20,603 million euros in the first half of 2013, down 5.7% on a historical basis and 4.5% on a comparable basis compared with the first half of 2012.

On a historical basis, the decline of 5.7% or 1,240 million euros in Group revenues between the first half of 2012 and the first half of 2013 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 178 million euros and mainly includes the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 161 million euros, ii) the negative impact of foreign exchange fluctuations, which was 95 million euros, attributable mainly to change in the value of the Egyptian pound against the euro in the amount of 81 million euros, and iii) organic change on a comparable basis, i.e. a decline of 967 million euros in Group revenues.

On a comparable basis, the decline of 4.5% or 967 million euros in Group revenues between first half of 2012 and first half of 2013 was attributable chiefly to the negative impact of the fall in regulated prices (511 million euros), particularly in France, Poland, Spain, Belgium, Romania and Slovakia:

•

the change in revenues in France (down 6.8% or 738 million euros) was attributable mainly to the negative impact of the fall in regulated prices, the decline in traditional telephone services and heightened competition following the arrival of a fourth mobile operator. The annual Average Revenues Per User (ARPU, see Section 2.5.6 Financial glossary) fell 12.1% year-on-year at June 30, 2013 (6.6% excluding the impact of the fall in regulated prices). However, the success of the segmented offer strategy (see Section 2.1.4 Significant events), the effects of the national roaming agreement signed with the fourth mobile operator, and the increased number of contract customers made it possible to partially offset these negative effects. Between the two periods, mobile services revenues in France were down 9.8%, although the decline was limited to 4.5% excluding the impact of the fall in regulated prices;

•

in Spain, the change in revenues was favorably decorrelated with GDP and telecommunications market performance, growing by 1.6% (33 million euros) year-on-year. The continuation of strong growth in fixed services (+15.4%), in connection with the development of broadband, offset the 3.0% decline in mobile services attributable to the effect of the fall in regulated prices. Between the two periods, mobile services revenues in Spain were virtually stable (edging down by 0.1%) excluding the impact of the fall in regulated prices;

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•

the decline in revenues in Poland (down 8.6% or 148 million euros) was attributable chiefly to the negative impact of regulatory tariff cuts, the fall-off in traditional telephone services and heightened competitive pressure. Between the two periods, mobile services revenues in Poland fell by 10.3%. Excluding the impact of the fall in regulated prices, however, the decline was limited to 2.8%;

•

revenues from the Rest of the World were up 0.3% or 11 million euros year-on-year. This was attributable to the increase of revenues in Africa and the Middle East, with a good overall performance in African countries (mainly Senegal, Ivory Coast and Guinea) and resilient revenues in Egypt. Conversely, the deterioration in revenues in Europe stemmed primarily from the negative effect of the fall in regulated prices (mainly in Belgium and Slovakia);

•

lastly, revenues derived from services to enterprises were down 4.9% or 170 million euros due to the acceleration of the decline in legacy enterprise networks, heightened competition and a challenging economic environment.

Changes in the number of customers

Half-years ended June 30
CUSTOMERS (2)	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions, at end of period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of mobile customers (3)	173.6	165.2	166.0	5.1%	4.6%
Number of contract customers	59.1	53.7	54.3	10.0%	8.9%
Number of prepaid customers	114.5	111.4	111.7	2.8%	2.5%
Number of fixed-line telephony customers	42.6	43.7	43.7	(2.5)%	(2.5)%
Number of Internet customers	15.3	14.9	14.9	2.5%	2.5%
of which number of broadband Internet customers	15.1	14.7	14.7	2.9%	2.9%
Group total (3)	231.5	223.7	224.5	3.4%	3.1%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

The number of Orange group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method.

(3)

Excluding customers of mobile virtual network operators (MVNOs).

2.2.1.2

Reported EBITDA and restated EBITDA

Reported EBITDA and restated EBITDA are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

In the first half of 2013, the Orange group’s Reported EBITDA amounted to 6,417 million euros, down 5.9% on a historical basis and 3.7% on a comparable basis compared with the first half of 2012. The ratio of Reported EBITDA to revenues was 31.1% in the first half of 2013, down 0.1 points on a historical basis, but up 0.2 points on a comparable basis compared with the first half of 2012.

On a historical basis, the decline of 5.9% or 403 million euros in Group Reported EBITDA between the first half of 2012 and the first half of 2013 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 135 million euros and mainly includes mainly the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 137 million euros, ii) the negative impact of foreign exchange fluctuations, which was 19 million euros, and iii) organic change on a comparable basis, i.e. a decline of 249 million euros in Reported EBITDA.

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On a comparable basis, Group Reported EBITDA fell by 3.7% or 249 million euros between the first half of 2012 and the first half of 2013. This change is detailed in the following table.

CHANGE IN REPORTED EBITDA	Half-years ended June 30
(in millions of euros)
Reported EBITDA for the first half of 2012 (data on a historical basis)	6,820
Foreign exchange fluctuations (1)	(19)
Changes in the scope of consolidation and other changes (1)	(135)
Reported EBITDA for the first half of 2012 (data on a comparable basis) (1)	6,666
Increase (decrease) in revenues	(967)
Effect of the fall in regulated prices	(511)
Other	(456)
Decrease (increase) in external purchases	388
Decrease (increase) in commercial expenses and content costs	89
Decrease (increase) in service fees and inter-operator costs	242
Effect of the fall in regulated prices	321
Other	(79)
Decrease (increase) in other network expenses and IT expenses	(7)
Decrease (increase) in other external purchases	64
Decrease (increase) in other operating expense (net of other operating income)	97
Compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS (2)	116
Change in net income (net expense) on various legal disputes	(31)
Other	12
Decrease (increase) in labor expenses	160
Change in the provision covering the “Part-Time for Seniors” plan and other labor-related items (3)	126
Other	34
Increase (decrease) in gains (losses) on disposal	83
Gain on disposal of Orange Austria (3)	65
Other	18
Decrease (increase) in restructuring costs and similar items	(10)
Reported EBITDA for the first half of 2013	6,417
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) Item in the first half of 2012. (3) See Section 2.1.4 Significant events.

The Group’s Reported EBITDA includes:

•

in the first half of 2013, in a total amount of zero (positive and negative items fully offsetting each other):

•

78 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France totaling 60 million euros following the agreements on the employment of seniors signed in November 2009 and in December 2012 (see Section 2.1.4 Significant events);

•

a 65 million euro gain on disposal of Orange Austria (see Section 2.1.4 Significant events); and

•

net income of 13 million euros on various legal disputes;

•

and in the first half of 2012, in a total negative amount of 184 million euros on a historical basis (and a negative amount of 276 million euros on a comparable basis):

•

204 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France totaling 178 million euros following the agreements on the employment of seniors signed in November 2009 (see Section 2.1.4 Significant events);

•

a 116 million euro expense (including registration rights) relating to the 110 million euros in compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS;

•

a net gain of 44 million euros on various legal disputes; and

•

a gain on disposal of 92 million euros on a historical basis (zero on a comparable basis, see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis) relating to the disposal of Orange Suisse.

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To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

Half-years ended June 30
REPORTED EBITDA & RESTATED EBITDA	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA (a)	6,417	6,666	6,820	(3.7)%	(5.9)%
As % of revenues	31.1%	30.9%	31.2%
Charge in respect of the "Part-time for Seniors" (PTS) plans in France and other labor-related items (2)	(78)	(204)	(204)
Compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS	-	(116)	(116)
Net income (net expense) on various legal disputes	13	44	44
Gain on disposal of Orange Austria (3)	65	-	-
Gain on disposal of Orange Suisse	-	-	92
Total restated items (b)	(0)	(276)	(184)
Restated EBITDA (a-b)	6,417	6,943	7,004	(7.6)%	(8.4)%
As % of revenues	31.1%	32.2%	32.1%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Of which expenses of 60 million euros in the first half of 2013 and 178 million euros in the first half of 2012 for the “Part-Time for Seniors” (PTS) plans in France following the agreements on the employment of seniors signed in November 2009 and December 2012 (see Section 2.1.4 Significant events);

(3)

See Section 2.1.4 Significant events.

On a comparable basis and after factoring in items restated in the first half of 2012 and the first half of 2013, the Orange group’s restated EBITDA (see above) fell by 7.6% or 526 million euros between first half of 2012 and the first half of 2013, owing mainly to:

•

the decline of 4.5% or 967 million euros in revenues, attributable notably to the negative impact of the fall in regulated prices in the amount of 511 million euros;

•

partially offset by a 3.0% or 441 million euro decline in operating expenses included in the calculation of restated EBITDA, resulting mainly from:

•

the 8.7% or 242 million euro reduction in service fees and inter-operator costs (see Section 2.5.6 Financial glossary), the impact of higher traffic volumes, due in particular to the growth in the volume of text messaging (SMS) and interconnections with international operators, more than offset by the positive effect of the fall in regulated prices on interconnection costs totaling 321 million euros;

•

the 5.1% or 113 million euros decline purchases of content rights and other external purchases (see Section 2.5.6 Financial glossary), attributable chiefly to i) the closure of Orange sport and restructuring of the activities of Orange cinéma séries (OCS) in the first half of 2012, and ii) lower overheads and call center sub-contracting expenses;

•

the 1.4% or 40 million euro reduction in commercial expenses (see Section 2.5.6 Financial glossary), mainly in France, reflecting the impact of the development of SIM-only offers (mobile offers without a handset), and control of customer acquisition and retention costs; and

•

the 0.7% or 34 million euro reduction in labor expenses (see Section 2.5.6 Financial glossary).

After factoring in items restated in the first half of 2012 and the first half of 2013, the ratio of restated EBITDA (see above) to revenues was 31.1% in the first half of 2013, a decline of 1.0 points compared with the first half of 2012 on a comparable basis.

2.2.2

From Group Reported EBITDA to operating income

Half-years ended June 30
	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA	6,417	6,666	6,820	(3.7)%	(5.9)%
Depreciation and amortization	(2,962)	(3,086)	(3,114)	(4.0)%	(4.9)%
Impairment of goodwill	(385)	(159)	(159)	142.1%	142.1%
Impairment of fixed assets	(3)	(1)	(2)	115.4%	41.8%
Share of profits (losses) of associates	(74)	(55)	(57)	34.7%	31.4%
Operating income	2,993	3,365	3,488	(11.0)%	(14.2)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

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In the first half of 2013, the operating income of the Orange group amounted to 2,993 million euros, down 14.2% on a historical basis and 11.0% on a comparable basis compared with the first half of 2012.

CHANGE IN OPERATING INCOME	Half-years ended June 30
(in millions of euros)
Operating income for the first half of 2012 (data on a historical basis)	3,488
Foreign exchange fluctuations (1)	10
Changes in the scope of consolidation and other changes (1)	(133)
Operating income for the first half of 2012 (data on a comparable basis) (1)	3,365
Increase (decrease) in Reported EBITDA	(249)
Decrease (increase) in depreciation and amortization	124
Decrease (increase) in impairment of goodwill	(226)
Decrease (increase) in impairment of fixed assets	(2)
Change in share of profits (losses) of associates	(19)
Operating income for the first half of 2013	2.993
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the decline of 14.2% or 495 million euros in Group operating income between the first half of 2012 and the first half of 2013 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 134 million euros and mainly includes the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 136 million euros, partially offset by the positive impact of exchange rate fluctuations in the amount of ten million euros, and iii) organic change on a comparable basis, i.e. a decline of 372 million euros in Group operating income.

On a comparable basis, the decline of 11.0% or 372 million euros in Group operating income between the first half of 2012 and the first half of 2013 was due primarily to:

•

the 249 million euro fall in Reported EBITDA;

•

a 226 million euro increase in goodwill impairment (see Note 5 to the consolidated financial statements), with impairment in the amount of 385 million euros in the first half of 2013 on Belgium (reflecting the effects of the short- and medium-term performance in a context of heightened competition: an overall decline in tariffs across all the market players) compared with impairment in the amount of 159 million euros in the first half of 2012 on Romania (reflecting the effects of the continued deterioration of the country’s economic situation on anticipated cash flows);

•

partially offset by a decrease of 124 million euros in depreciation and amortization, attributable chiefly to i) the impact of the end of the amortization of the prepaid customer base in Spain in May 2012, ii) partly offset by increases in depreciation and amortization in France in connection with the increase in CAPEX in recent years.

2.2.3

From Group operating income to net income

Half-years ended June 30
	2013	2012
(in millions of euros)		data on a historical basis
Operating income	2,993	3,488
Cost of gross financial debt	(869)	(756)
Gains (losses) on assets contributing to net financial debt	29	61
Foreign exchange gains (losses)	5	15
Other financial income and expense	(34)	(17)
Finance costs, net	(869)	(697)
Income tax	(915)	(882)
Consolidated net income after tax	1,209	1,909
Net income attributable to owners of the parent	1,068	1,738
Net income attributable to non-controlling interests	141	171

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Interim management report for the first half of 2013 2

The Orange group’s consolidated net income after tax was 1,209 million euros in the first half 2013, compared with 1,909 million euros in the first half of 2012, a decline of 700 million euros.

CHANGE IN CONSOLIDATED NET INCOME AFTER TAX	Half-years ended June 30
(in millions of euros)
Consolidated net income after tax for the first half of 2012 (historical basis)	1,909
Increase (decrease) in operating income	(495)
Change in net finance costs	(172)
Decrease (increase) in the cost of gross financial debt	(113)
Impact of the reduction (increase) in average gross financial debt outstanding (1)	41
Impact of the reduction (increase) in the weighted average cost of gross financial debt (2)	89
Change in the fair value of commitments to buy out non-controlling interests (3)	(243)
Change in gains (losses) on assets contributing to net financial debt	(32)
Change in foreign exchange gains (losses)	(10)
Change in other financial income and expense	(17)
Decrease (increase) in income tax	(33)
Decrease (increase) in current tax	(65)
Decrease (increase) in deferred tax	32
Consolidated net income after tax for the first half of 2013	1,209

(1)

Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(2)

The weighted average cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for the change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding gross financial debt over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued but unpaid interest).

(3)

Of which, in the first half of 2012, financial income of 272 million euros recognized as part of the review of the financial parameters of the acquisition price of shares in ECMS from OTMT and the free float (see Note 7 to the consolidated financial statements).

Between the first half of 2012 and the first half of 2013, the 700 million euro reduction in the consolidated net income after tax of the Orange group was attributable to:

•

the 495 million euro decline in operating income;

•

the 172 million euro decline in net finance costs. This change was attributable mainly to the review of the financial parameters of the acquisition price of ECMS shares from OTMT and the free float, which had resulted in the recognition of 272 million euros in financial income in the first half of 2012 (see Note 7 to the consolidated financial statements); and

•

to a lesser extent, the 33 million euros increase in the income tax expense (see Note 6 to the consolidated financial statements).

Net income attributable to non-controlling interests amounted to 141 million euros in the first half of 2013, compared with 171 million euros in the first half of 2012. After taking into account the net income attributable to non-controlling interests, net income attributable to owners of the parent totaled 1,068 million euros in the first half of 2013, compared with 1,738 million euros in the first half of 2012, a decline of 670 million euros.

2.2.4

From net income to comprehensive income

The transition from consolidated net income after tax to consolidated comprehensive income is described in the statement of comprehensive income in the consolidated financial statements.

The main item explaining the transition from consolidated net income after tax to total comprehensive income for the year is the change in exchange differences on translating foreign operations (this reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies, see Note 8.5 to the consolidated financial statements).

2.2.5

Group capital expenditures

CAPEX is a financial aggregate not defined by IFRS. For further information on the calculation of this aggregate and the reasons why the Orange group uses it, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

Half-years ended June 30
CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS (2)	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
CAPEX	2,455	2,433	2,460	0.9%	(0.2)%
Telecommunication licenses	28	915	915	(96.9)%	(96.9)%
Investments financed through finance leases	31	20	20	60.8%	60.8%
Total Group	2,514	3,368	3,395	(25.3)%	(25.9)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Segment information of the consolidated financial statements.

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2.2.5.1

Capital expenditures on tangible and intangible assets excluding licenses

In the first half of 2013, the Orange group's CAPEX amounted to 2,455 million euros, down a very slight 0.2% on a historical basis but up 0.9% on a comparable basis compared with the first half of 2012. The ratio of CAPEX to revenues was 11.9% in the first half of 2013, up 0.7 points compared with the first half of 2012 on a historical basis and 0.6 points on a comparable basis.

On a historical basis, the slight decline of 0.2% or 5 million euros in Group CAPEX between the first half of 2012 and the first half of 2013 includes i) the negative impact of foreign exchange fluctuations in the amount of 14 million euros ii) the negative impact of changes in the scope of consolidation and other changes in the amount of 13 million euros, and mainly includes the impact of the disposal of Orange Suisse on February 29, 2012 in the amount of 14 million euros, iii) partially offset by organic change on a comparable basis, i.e. an increase of 22 million euros in Group CAPEX.

On a comparable basis, the increase of 0.9% or 22 million euros in Group CAPEX between the first half of 2012 and the first half of 2013 was attributable primarily to:

•

the increase of 27 million euros of network CAPEX (excluding telecommunication licenses), mainly due to i) the ramp-up of CAPEX programs on high capacity mobile (LTE) and fixed (FTTH) broadband networks in France (see Section 2.1.4 Significant events), including 140 million euros invested in the rollout of fiber optic in the first half of 2013), and ii) an increase in capacity investments in Spain, iii) partially offset by lower CAPEX in the Rest of the World, with the completion of a number of programs relating to the renewal of mobile access networks (notably in Romania and Slovakia);

•

the 27 million euro increase in CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, especially in France due to the launch of the new Livebox Play line in February 2013 (see Section 2.1.4 Significant events); and

•

the 37 million euro increase in CAPEX in other areas (capitalized R&D, property and other).

Conversely, growth in this CAPEX was partially offset between the two periods by i) the 46 million euro reduction in CAPEX on customers service platforms, primarily in France, and ii) the 23 million euro reduction in CAPEX on IT equipment, mainly in Poland.

2.2.5.2

Acquisitions of telecommunication licenses

Acquisitions of telecommunication licenses totaled 28 million euros in the first half of 2013. In the first half of 2012, acquisitions of telecommunication licenses amounted to 915 million euros, and mainly comprised the acquisition in France of a second 10 MHz block of 4G duplex frequency in the 800 MHz band for 897 million euros.

2.2.5.3

Financial investments

In the first half of 2013, financial investments (see Section 2.5.6 Financial glossary and the Consolidated statement of cash flows in the consolidated financial statements) amounted to 75 million euros, and mainly comprised the acquisition of Dailymotion for 59 million euros net of cash acquired (see Section 2.1.4 Significant events).

In the first half of 2012, financial investments amounted to 1,508 million euros, comprising mainly the amount paid by the Group in respect of the acquisition of ECMS shares (excluding the effect of hedging) in the amount of 1,489 million euros.

2.3

ANALYSIS BY OPERATING SEGMENT

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

Presentation of operating segments

The operating segments are components of the Group whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess the operating segments’ performance.

The Group reports the following operating segments: France, Spain, Poland, Rest of the World, Enterprise and International Carriers & Shared Services (IC & SS), plus EE, the joint venture with Deutsche Telekom in the United Kingdom:

•

the France operating segment covers all mobile telephony and fixed-line services (fixed-line telephony, Internet and carrier services) in France;

•

the Spain operating segment covers all mobile telephony and fixed-line services (fixed-line telephony and Internet services) in Spain;

•

the Poland operating segment covers all mobile telephony and fixed-line services (fixed-line telephony, Internet and carrier services) in Poland;

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•

the Rest of the World reportable segment covers all mobile telephony and fixed-line services (fixed-line telephony, Internet and carrier services) in the other countries in Europe, Africa and the Middle East, namely primarily in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Kenya, Luxembourg, Madagascar, Mali, Moldova, Niger, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland (to February 29, 2012, the date of disposal of Orange Suisse);

•

the Enterprise operating segment covers communication solutions and services for businesses in France and worldwide;

•

the International Carriers & Shared Services operating segment (hereinafter referred to as IC & SS) covers i) the rollout of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, the new growth drivers (Content and Audience), and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also reflects the share of profits (losses) stemming from the equity-method accounting used for EE in the United Kingdom.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. The use of these shared resources, mainly provided by International Carriers & Shared Services (IC & SS) and by France to Enterprise, is taken into account in segment results, based either on the terms of contractual agreements between legal entities, or external benchmarks, or by reallocating costs. The provision of shared resources is recognized in other income of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

See Segment information in the consolidated financial statements.

Operating data by operating segment

The table below shows the main operating data (financial and workforce) for the Orange group under each operating segment in i) the first half of 2013, ii) the first half of 2012 on a comparable basis, and iii) the first half of 2012 on a historical basis.

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Half-years ended June 30	France	Spain	Poland

(in millions of euros)
2013
Revenues	10,084	2,021	1,572
- external	9,668	2,002	1,555
- inter-operating segments	416	19	17
External purchases	(3,640)	(1,350)	(777)
Other operating income	501	47	37
Other operating expense	(797)	(148)	(88)
Labor expenses	(2,544)	(101)	(254)
Gain (losses) on disposal	-	-	1
Restructuring cost and similar items	(7)	-	(4)
Reported EBITDA	3,597	469	487
Depreciation and amortization	(1,220)	(293)	(373)
Impairment of goodwill	-	-	-
Impairment of fixed assets	(2)	-	(1)
Share of profits (losses) of associates	-	-	-
Operating income	2,375	176	113
CAPEX	1,277	237	204
Telecommunication licenses	5	20	-
Average number of employees	75,114	3,835	21,850

2012 - DATA ON A COMPARABLE BASIS (1)
Revenues	10,822	1,988	1,720
- external	10,372	1,969	1,702
- inter-operating segments	450	19	18
External purchases	(4,052)	(1,326)	(852)
Other operating income	533	35	71
Other operating expense	(822)	(150)	(80)
Labor expenses	(2,554)	(92)	(260)
Gain (losses) on disposal	2	-	3
Restructuring cost and similar items	(6)	-	-
Reported EBITDA	3,923	455	602
Depreciation and amortization	(1,168)	(450)	(390)
Impairment of goodwill	-	-	-
Impairment of fixed assets	-	(1)	(2)
Share of profits (losses) of associates	1	-	-
Operating income	2,756	4	210
CAPEX	1,246	210	212
Telecommunication licenses	898	1	-
Average number of employees	76,923	3,061	23,512

2012 - DATA ON A HISTORICAL BASIS
Revenues	10,826	1,988	1,694
- external	10,375	1,969	1,677
- inter-operating segments	451	19	17
External purchases	(4,054)	(1,326)	(845)
Other operating income	528	35	70
Other operating expense	(822)	(150)	(79)
Labor expenses	(2,489)	(92)	(252)
Gain (losses) on disposal	1	-	3
Restructuring cost and similar items	(6)	-	-
Reported EBITDA	3,984	455	591
Depreciation and amortization	(1,170)	(450)	(383)
Impairment of goodwill	-	-	-
Impairment of fixed assets	-	(1)	(2)
Share of profits (losses) of associates	1	-	1
Operating income	2,815	4	207
CAPEX	1,246	210	208
Telecommunication licenses	898	1	-
Average number of employees	77,821	3,061	23,116
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

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Rest of the World	Enterprise	IC&SS	Eliminations	Total Group	Joint venture EE (100%)

3,877	3,297	830	(1,078)	20,603	3,773
3,688	3,102	588	-	20,603	3,773
189	195	242	(1,078)	-	-
(2,031)	(1,917)	(1,606)	2,385	(8,936)	(2,600)
72	73	1,428	(1,779)	379	22
(300)	(124)	(67)	472	(1,052)	(212)
(375)	(814)	(562)	-	(4,650)	(269)
62	5	26	-	94	18
(1)	(6)	(3)	-	(21)	(33)
1,304	514	46	-	6,417	699
(664)	(181)	(231)	-	(2,962)	(739)
(385)	-	-	-	(385)	-
-	-	-	-	(3)	-
(4)	(2)	(68)	-	(74)	(4)
251	331	(253)	-	2,993	(44)
398	149	190	-	2,455	347
3	-	-	-	28	727
26,188	21,171	13,299	-	161,457	nc

3,866	3,467	814	(1,107)	21,570	nd
3,699	3,251	577	-	21,570	nd
167	216	237	(1,107)	-	nd
(1,976)	(2,000)	(1,601)	2,483	(9,324)	nd
69	81	1,632	(1,860)	561	nd
(228)	(131)	(404)	484	(1,331)	nd
(360)	(825)	(719)	-	(4,810)	nd
2	-	4	-	11	nd
(1)	(5)	1	-	(11)	nd
1,372	587	(273)	-	6,666	nd
(685)	(180)	(213)	-	(3,086)	nd
(159)	-	-	-	(159)	nd
2	-	-	-	(1)	nd
(1)	1	(56)	-	(55)	nd
529	408	(542)	-	3,365	nd
462	171	132	-	2,433	nd
16	-	-	-	915	nd
25,898	21,302	13,350	-	164,046	nd

4,144	3,489	817	(1,115)	21,843	4,030
3,972	3,273	577	-	21,843	4,030
172	216	240	(1,115)	-	-
(2,132)	(2,013)	(1,602)	2,486	(9,486)	(2,823)
75	81	1,634	(1,860)	563	22
(243)	(132)	(406)	489	(1,343)	(257)
(392)	(829)	(794)	-	(4,848)	(283)
94	-	4	-	102	-
(2)	(5)	2	-	(11)	(18)
1,544	591	(345)	-	6,820	671
(718)	(181)	(212)	-	(3,114)	(753)
(159)	-	-	-	(159)	-
2	-	(1)	-	(2)	-
(1)	1	(59)	-	(57)	-
668	411	(617)	-	3,488	(82)
493	172	131	-	2,460	292
16	-	-	-	915	-
26,150	21,427	13,459	-	165,034	nc

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2.3.1

France

Half-years ended June 30
FRANCE	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	10,084	10,822	10,826	(6.8)%	(6.9)%
Reported EBITDA (2)	3,597	3,923	3,984	(8.3)%	(9.7)%
Reported EBITDA/Revenues	35.7%	36.3%	36.8%
Operating income	2,375	2,756	2,815	(13.8)%	(15.6)%
Operating income/Revenues	23.6%	25.5%	26.0%
CAPEX (2)	1,277	1,246	1,246	2.5%	2.5%
CAPEX/Revenues	12.7%	11.5%	11.5%
Average number of employees	75,114	76,923	77,821	(2.4)%	(3.5)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.3.1.1

Revenues - France

Revenues in France totaled 10,084 million euros in the first half of 2013, down 6.9% on a historical basis and 6.8% on a comparable basis versus the first half of 2012.

On a historical basis, the 742 million euro decline in revenues in France was attributable to organic change on a comparable basis, namely a reduction of 738 million euros, slightly increased by the impact of the disposal of Compagnie Générale d’Imagerie Numérique.

On a comparable basis, the 738 million euro decline in revenues in France stems i) primarily from cuts in inter-operator mobile termination rates, mobile data transfer from abroad, and wholesale Internet access charges to the benefit of alternative operators, and ii) more intense competition with the arrival in the market of the fourth mobile operator.

Excluding the impact of the fall in regulated prices, revenues would have declined 4.0% between the two periods.

Mobile services in France

Revenues generated by Mobile services (see Section 2.5.6 Financial glossary) amounted to 4,289 million euros in the first half of 2013, down 9.8% or 468 million euros on both a historical and a comparable basis versus the first half of 2012.

Excluding the impact of the fall in regulated prices, revenues from Mobile services would have declined 4.5%, reflecting the lower prices as a result of revamping segmented offers (Sosh, Open and Origami), which were partially offset by the growth in Internet browsing and national roaming. The mobile Average Revenue per User (ARPU) (see Section 2.5.6 Financial glossary) would have contracted 6.6% year-on-year.

The mobile telephony customer base was up 1.5% to 26,710 million as at June 30, 2013, versus the first half of 2012. The number of contract customers increased 4.6% to 20,033 million and now accounts for 75.0% of the mobile customer base, compared with 72.7% the previous year.

The polarization of the market into low-cost versus premium offers continues with the rapid growth of on-line Sosh offers (1,364 million customers as at June 30, 2013) and Open quadruple play offers (3,821 million customers as at June 30, 2013). At the same time, prepaid offers (6,677 million customers as at June 30, 2013) declined 6.9% year-on-year,

Fixed-line services in France

Revenues generated by fixed-line services (see Section 2.5.6 Financial glossary) amounted to 5,307 million euros in the first half of 2013, down 4.1% or 225 million euros on both a historical and a comparable basis, compared with the first half of 2012.

Excluding the impact of the fall in regulated prices, revenues would have declined 3.2% between the two periods.

Consumer Services

Revenues generated by Consumer services totaled 3,483 million euros in the first half 2013, a decline of 6.2% or 230 million euros on both a historical and comparable basis versus the first half of 2012.

This year-on-year decline was due to the 13.8% fall in the Public Switched Telephone Network (PSTN) business, reflecting the downward trend in fixed-line telephony as VoIP expands, and rate cuts which were partially offset by the continued growth of broadband services.

The positive year-on-year growth (0.3%) in revenues from broadband services in the first half stems from:

•

year-on-year growth of 226,000 additional customers (2.3% growth) which brought the number of fixed broadband customers to 9,975 million as at June 30, 2013, with the new share of the broadband and high-capacity broadband market of 19.6%, driven by the robust performance of Open offers and sales of Livebox Play (500,000 offers at end-June 2013);

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•

the 2% year-on-year decline in fixed broadband ARPU (see Section 2.5.6 Financial glossary) at June 30, 2013, impacted by the growing penetration of Open quadruple-play offers, reflecting the benefit of a portion of the discounted rate. At the same time, the growth of digital TV (5,322 million customers as at June 30, 2013) has gone hand in hand with increased content consumption (VOD, SVOD), offsetting the decline in non-contract VoIP.

Carrier Services

On both a comparable and a historical basis, Carrier Services revenues edged up 0.2% compared with the first half of 2012, to 1,824 million euros.

Excluding the impact of the fall in regulated prices, revenues would have risen 2.9% from the first half of 2012 levels, related to the 6.1% growth over the year on telephone lines sold to other carriers, bringing the total to 12,796 million lines at end-June 2013.

2.3.1.2

Reported EBITDA – France

Reported EBITDA for France was 3,597 million euros in the first half of 2013, down 9.7% on a historical basis and 8.3% on a comparable basis versus the first half of 2012.

On a historical basis, this 387 million euro decline in Reported EBITDA in France reflects i) the adverse 50 million euro impact of the reallocation to the France operating segment of the provision for social contributions linked to “non-common risks” (primarily unemployment) for Orange civil servants, recognized in 2012 in the International Carriers & Shared Services segment, ii) the negative 16 million euro impact in the second half of 2012 of the rise of the social contract applied retroactively on the 2012 financial year, and iii) the organic change, i.e. a decline in Reported EBITDA of 326 million euros on a comparable basis.

On a comparable basis, the 326 million euro fall in Reported EBITDA is attributable primarily to the contraction in revenues from the France operating segment of 738 million euros, partially offset by:

•

the 171 million euros in savings achieved on commercial expenses and purchases of content rights, related to i) the policy to optimize handset subsidies and commissions paid, and ii) the development of the non-subsidized market;

•

the 152 million euro decrease in service fees and inter-operator costs, mainly linked to the positive impact of the fall in regulated prices on interconnection charges; and

•

the optimization of maintenance processes and customer services, yielding savings of 69 million euros in labor expenses, subcontracting (operations and technical maintenance, call centers) and overheads.

2.3.1.3

Operating income - France

Operating income for France amounted to 2,375 million euros in the first half of 2013, declining 15.6% on a historical basis and 13.8% on a comparable basis versus the first half of 2012.

On a historical basis, this 440 million euro year-on-year decline in operating income reflects i) the adverse 50 million euro impact of the reallocation to the France operating segment of the provision for social contributions linked to “non-common risks” (primarily unemployment) for Orange civil servants, recognized in 2012 in the International Carriers & Shared Services segment, ii) the negative16 million euro impact in the second half of 2012 of the rise of the social contract applied retroactively on the 2012 financial year, and iii) the organic change on a comparable basis, i.e. a decline in operating income of 381 million euros.

On a comparable basis, the 381 million euro year-on-year decline in operating income stems primarily from the fall of 326 million euros in Reported EBITDA and the 52 million euro increase in depreciation and amortization in connection with higher CAPEX.

2.3.1.4

CAPEX - France

In France, CAPEX totaled 1,277 million euros in the first half of 2013, a year-on-year increase of 2.5% on both a historical and comparable basis.

The rise of 31 million euros in CAPEX is attributable to a significant increase in capital expenditures on networks, mainly due to the ramp-up of investment programs in high-capacity mobile (LTE) and fixed (FTTH) broadband networks, with in particular, 37 major urban areas (106 cities) in France covered by 4G technology as at July 4, 2013 (see Section 2.1.4 Significant events).

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2.3.1.5

Additional information - France

Half-years ended June 30
FRANCE	2013	2012	2012	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	10,084	10,822	10,826	(6.8)%	(6.9)%
Mobile services	4,289	4,757	4,757	(9.8)%	(9.8)%
Sales of mobile devices	231	248	248	(6.8)%	(6.8)%
Fixed-line services	5,307	5,532	5,532	(4.1)%	(4.1)%
Consumer fixed-line services	3,483	3,712	3,712	(6.2)%	(6.2)%
Fixed-line Carrier Services	1,824	1,820	1,820	0.2%	0.2%
Other revenues	257	285	289	(10.0)%	(11.1)%
Mobile services
Number of mobile customers (4) (5)	26,710	26,321	26,321	1.5%	1.5%
Number of contract customers	20,033	19,152	19,152	4.6%	4.6%
Number of prepaid customers	6,677	7,169	7,169	(6.9)%	(6.9)%
Mobile ARPU (in euros) (3)	311	354	354	(12.1)%	(12.1)%
Mobile AUPU (in minutes) (3)	214	200	200	7.0%	7.0%
Fixed-line services
Consumer fixed-line services
Number of Consumer fixed telephone lines (4) (6)	17,442	18,024	18,024	(3.2)%	(3.2)%
of which, number of naked ADSL accesses	5,894	5,180	5,180	13.8%	13.8%
of which, number of FTTH, satellite and other accesses	275	154	154	79.2%	79.2%
Number of fixed-line broadband customers (4)	9,975	9,749	9,749	2.3%	2.3%
Number of VoIP services customers (4)	8,500	8,183	8,183	3.9%	3.9%
Number of subscribers to IPTV and satellite TV (4)	5,322	4,703	4,703	13.2%	13.2%
Fixed broadband ARPU (In euros) (3)	34.3	35.0	35.0	(2.0)%	(2.0)%
Fixed-line Carrier Services
Number of Carrier fixed telephone lines (4)	12,796	12,061	12,061	6.1%	6.1%
of which, number of fully unbundled telephone lines	10,399	9,513	9,513	9.3%	9.3%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)

See Section 2.5.6 Financial glossary.

(4)

In thousands. At end of period.

(5)

Excluding customers of mobile virtual network operators (MVNOs).

(6)

This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being counted as one line, ii) lines without low-speed telephone subscriptions (naked ADSL) sold directly by Orange to its consumer customers, and iii) fiber optic (FTTH), satellite and other accesses.

2.3.2

Spain

Half-years ended June 30
SPAIN	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,021	1,988	1,988	1.6%	1.6%
Reported EBITDA (2)	469	455	455	3.1%	3.1%
Reported EBITDA/Revenues	23.2%	22.9%	22.9%
Operating income	176	4	4	ns	ns
Operating income/Revenues	8.7%	0.2%	0.2%
CAPEX (2)	237	210	210	12.9%	12.9%
CAPEX/Revenues	11.7%	10.6%	10.6%
Average number of employees	3,835	3,061	3,061	25.3%	25.3%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.3.2.1

Revenues - Spain

On a comparable and a historical basis, revenues in Spain rose 1.6% year-on-year to 2,021 million euros in the first half of 2013.

This 33 million euro increase in revenues results mainly from i) the 15.4% growth in Fixed-line services, ii) the strong growth of 26.5% in sales of mobile devices, driven by convergence and new SIM-only offers (mobile offers without a handset), and partially offset by iii) a 3% decline in Mobile services.

The improved performance takes place against a backdrop of economic recession. Spain's Gross Domestic Product is expected to contract 2%, while its telecommunications sector is expected to fall 10.1% during the first quarter of 2013, according to the Spanish National Statistics Institute (INE) estimates.

Excluding the impact of the fall in regulated prices, revenues would have risen 3.9% between the two periods.

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Mobile services in Spain

Revenues generated by Mobile services amounted to 1,485 million euros in the first half of 2013, down 3.0% or 45 million euros on both a historical and a comparable basis versus the first half of 2012.

Excluding the impact of the fall in regulated prices, revenues would have declined 0.1% between the two periods.

The rapid growth in Internet browsing continues, offsetting the decline in Voice and SMS services.

The mobile customer base stood at 12,238 million customers at end-June 2013, 411 thousand of whom are Simyo customers. Contracts also continued to grow steadily and rose 9.8% compared with the same period in 2012, adding 769 thousand new customers and bringing the total number of subscribers at June 30, 2013 to 8,614 million. Contracts account for 70.4% of the customer base and grew 3.5 percentage points from the first half of 2012 levels. This growth reflects the multiplication by 1.5 of data users.

Fixed-line services in Spain

Revenues generated by Fixed-line services in Spain amounted to 418 million euros in the first half of 2013, up 15.4% or 56 million euros on both a historical and a comparable basis, compared with the first half of 2012.

The improved performance was boosted by the 10.6% growth in broadband services, which saw customer numbers rise 14.2% to 1,512 million, notably with a net acquisition of new ADSL customers, showing a 100% increase from the first half of 2012 as a result of a robust sales performance.

Now accounting for 56.4% of the total broadband customer base, convergence offers customers gained 32 percentage points in one year, lifted by the launch of Canguro mobile and ADSL dual-play offers.

2.3.2.2

Reported EBITDA - Spain

Reported EBITDA in Spain stood at 469 million euros in the first half of 2013, up 3.1% or 14 million euros on a historical and a comparable basis versus the first half of 2012.

This growth was attributable mainly to the increase in revenues (33 million euros), which was partially offset by the increase in commercial expenses (22 million euros).

2.3.2.3

Operating income - Spain

On a comparable and a historical bases, operating income in Spain rose by 172 million euros to 176 million euros in the first half of 2013, compared with the same period last year.

This growth includes the rise in Reported EBITDA of 14 million euros, and in particular, the decline of 157 million euros in depreciation and amortization and impairment due to the impact of the end of the amortization of the prepaid customer base at end-May 2012.

2.3.2.4

CAPEX - Spain

On a comparable and a historical basis, CAPEX in Spain increased 12.9% or 27 million euros to 237 million euros in the first half of 2013, compared with the first half of 2012.

Investments were focused primarily on projected capacity increases, mainly to develop network capacity and overhaul the wireless access network.

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2.3.2.5

Additional information - Spain

Half-years ended June 30
SPAIN	2013	2012	2012	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	2,021	1,988	1,988	1.6%	1.6%
Mobile services	1,485	1,530	1,530	(3.0)%	(3.0)%
Sales of mobile devices	110	87	87	26.5%	26.5%
Fixed-line services	418	362	362	15.4%	15.4%
Other revenues	8	9	9	(11.3)%	(11.3)%
Mobile services
Number of mobile customers (4) (5)	12,238	11,717	11,717	4.5%	4.5%
Number of contract customers	8,614	7,845	7,845	9.8%	9.8%
Number of prepaid customers	3,624	3,872	3,872	(6.4)%	(6.4)%
Mobile ARPU (in euros) (3)	249	266	266	(6.4)%	(6.4)%
Mobile AUPU (in minutes) (3)	166	172	172	(3.5)%	(3.5)%
Fixed-line services
Number of fixed-line broadband customers (4)	1,512	1,323	1,323	14.2%	14.2%
Number of VoIP services customers (4)	1,098	849	849	29.3%	29.3%
Number of subscribers to IPTV and satellite TV offers (4)	65	68	68	(3.9)%	(3.9)%
Fixed broadband ARPU (In euros) (3)	32.9	32.9	32.9	-	-

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)

See Section 2.5.6 Financial glossary.

(4)

In thousands. At end of period.

(5)

Excluding customers of mobile virtual network operators (MVNOs).

2.3.3

Poland

Half-years ended June 30
POLAND	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,572	1,720	1,694	(8.6)%	(7.2)%
Reported EBITDA (2)	487	602	591	(19.0)%	(17.6)%
Reported EBITDA/Revenues	31.0%	35.0%	34.9%
Operating income	113	210	207	(46.3)%	(45.5)%
Operating income/Revenues	7.2%	12.2%	12.2%
CAPEX (2)	204	212	208	(3.8)%	(1.9)%
CAPEX/Revenues	13.0%	12.3%	12.3%
Average number of employees	21,850	23,512	23,116	(7.1)%	(5.5)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.3.3.1

Revenues - Poland

Revenues in Poland totaled 1,572 million euros in the first half of 2013, down 7.2% on a historical basis and 8.6% on a comparable basis versus the first half of 2012.

On a historical basis, the decline in revenues in Poland of 122 million euros reflects i) the positive impact of foreign exchange fluctuations, in the amount of 26 million euros, ii) offset in part by the organic change on a comparable basis, i.e. a decline of 148 million euros in revenues.

On a comparable basis, the contraction in revenues of 148 million euros in Poland was partially offset by the growth in fixed-line broadband services and the rise in data traffic.

Excluding the impact of the fall in regulated prices, revenues would have declined 4.5% between the two periods.

Mobile services in Poland

Mobile services revenues in Poland totaled 747 million euros in the first half of 2013, down 7.2% on a historical basis and 10.3% on a comparable basis, compared with the first half of 2012.

On a historical basis, the decline in revenues of 58 million euros reflects the positive impact of changes in the scope of consolidation and other changes, in the amount of 15 million euros, as well as the positive impact of foreign exchange fluctuations totaling 13 million euros, offset by the organic change on a comparable basis, i.e. a decline of 86 million euros in revenues from Mobile services.

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On a comparable basis, the fall in Mobile services revenues was 86 million euros.

Excluding the impact of the fall in regulated prices, Mobile services revenues would have fallen back 2.8%, primarily due to the reduction in prices for outgoing Voice services.

At end-June 2013, the mobile customer base in Poland stood at 14,947 million, registering growth of 1.3% year-on-year, driven by the 2% rise in prepaid offers in the same period with 7,977 million customers. The number of Open multiplay customers increased to 125,000, while the new nju.mobile brand had 80,000 customers at June 30,in the first half of 2013.

Fixed-line services in Poland

Revenues generated by fixed-line services in Poland totaled 734 million euros in the first half of 2013, down 8.0% on a historical basis and 9.4% on a comparable basis versus the first half of 2012.

On a historical basis, the decline of 64 million euros reflects the positive impact of foreign exchange fluctuations, in the amount of 12 million euros, offset by the organic change on a comparable basis, i.e. a decline of 76 million euros in revenues from Fixed-line services.

On a comparable basis, the 17% or 76 million euro decline in fixed-line services revenues in Poland between the first half of 2013 and the first half of 2012 reflects the general downward trend.

Excluding the impact of the fall in regulated prices, revenues from fixed-line services would have declined 8.3% between the two periods.

On a comparable basis, revenues from broadband services grew 8.1%, lifted by the higher mobile ARPU from the growth in multiplay offers.

The number of VoIP service customers rose a robust 68.9% to 465,000, compared with the first half of 2012. TV customers increased a more modest 3.3% to 699,000 at June 30, 2013. In contrast, broadband numbers edged down 1.2% to 2,317 million customers in the first half of 2013.

2.3.3.2

Reported EBITDA

Reported EBITDA for Poland was 487 million euros in the first half of 2013, down 17.6% on a historical basis and 19.0% on a comparable basis versus the first half of 2012.

On a historical basis, the decline of 104 million euros reflects the positive impact of foreign exchange fluctuations, in the amount of 9 million euros, offset by the organic change on a comparable basis, i.e. a decline of 115 million euros in Reported EBITDA.

On a comparable basis, the fall of 115 million euros in Reported EBITDA is attributable to i) the fall in revenues (148 million euros) and ii) the 12 million euro increase in other external purchases, partially offset by iii) the drop in interconnection charges of 58 million euros, as a result of the fall in regulated prices.

2.3.3.3

Operating income - Poland

Operating income in Poland stood at 113 million euros in the first half 2013, declining 45.5% on a historical basis and 46.3% on a comparable basis versus the first half of 2012.

On a historical basis, the decline of 94 million euros in operating income reflects the positive impact of foreign exchange fluctuations, in the amount of 3 million euros, offset by the organic change on a comparable basis, i.e. a decline of 97 million euros in operating income.

On a comparable basis, the 97 million euro decline in operating income stems from the fall of 115 million euros in Reported EBITDA, partially offset by the 17 million euro reduction in depreciation and amortization.

2.3.3.4

CAPEX - Poland

CAPEX for Poland was 204 million euros in the first half of 2013, down 1.9% on a historical basis and 3.8% on a comparable basis versus the first half of 2012.

On a historical basis, the decline of 4 million euros reflects the positive impact of foreign exchange fluctuations, in the amount of 3 million euros, offset by the organic change on a comparable basis, i.e. a decline of 8 million euros in CAPEX.

On a comparable basis, the 8 million euro reduction in CAPEX is primarily attributable to the optimization of IT costs and the launch of the New TV platform in the first half of 2012. These impacts were offset in part by the ramp-up of the mobile network consolidation program.

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2.3.3.5

Additional information - Poland

Half-years ended June 30
POLAND	2013	2012	2012	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,572	1,720	1,694	(8.6)%	(7.2)%
Mobile services	747	833	805	(10.3)%	(7.2)%
Sales of mobile devices	18	17	16	5.3%	6.9%
Fixed-line services	734	811	798	(9.4)%	(8.0)%
Other revenues	73	59	75	22.5%	(1.9)%
Mobile services
Number of mobile customers (4) (5)	14,947	14,757	14,757	1.3%	1.3%
Number of contract customers	6,970	6,937	6,937	0.5%	0.5%
Number of prepaid customers	7,977	7,820	7,820	2.0%	2.0%
Mobile ARPU (in zlotys (3)	444	487	487	(8.8)%	(8.8)%
Mobile AUPU (in minutes) (3)	163	166	166	(1.8)%	(1.8)%
Fixed-line services
Total number of fixed telephone lines (4)	6,010	6,840	6,840	(12.1)%	(12.1)%
Number of fixed-line broadband customers (4)	2,317	2,344	2,344	(1.2)%	(1.2)%
Number of VoIP services customers (4)	465	275	275	68.9%	68.9%
Number of subscribers to IPTV and satellite TV (4)	699	677	677	3.3%	3.3%
Fixed broadband ARPU (in zlotys) (3)	58.6	55.1	55.1	6.4%	6.4%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)

See Section 2.5.6 Financial glossary.

(4)

In thousands. At end of period.

(5)

Excluding customers of mobile virtual network operators (MVNOs).

2.3.4

Rest of the World

Half-years ended June 30
REST OF THE WORLD	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,877	3,866	4,144	0.3%	(6.4)%
Reported EBITDA (2)	1,304	1,372	1,544	(4.9)%	(15.5)%
Reported EBITDA/Revenues	33.6%	35.5%	37.3%
Operating income	251	529	668	(52.5)%	(62.4)%
Operating income/Revenues	6.5%	13.7%	16.1%
CAPEX (2)	398	462	493	(13.8)%	(19.2)%
CAPEX/Revenues	10.3%	12.0%	11.9%
Average number of employees	26,188	25,898	26,150	1.1%	0.1%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

The next section focuses specifically on the Group’s position in Egypt.

Egypt

The pace of Egypt’s gross domestic product (GDP) growth in 2013 is estimated at 2.2%, up 0.2 percentage points from 2012, according to the International Monetary Fund (IMF) estimates published in April 2013. Political and economic instability continues to take its toll, with high unemployment, runaway inflation, income disparities and social unrest.

The telecommunications market continues to be heavily impacted by the general economic conditions and stiff competition exerting downward pressure on telecoms operators' revenues. Telephone operators are also coming under fiscal pressure, as they tackle the impact of inflation on expenditure, the devaluation of the Egyptian pound and the scarcity of foreign currencies.

Mobinil made significant efforts to adapt to a challenging and uncertain market environment, as well as to safeguard its margins. On a comparable basis, year-on-year:

•

revenues in Egypt rose by 19 million euros, or 3.3%, reflecting chiefly:

•

a 3.3% increase in the customer base adding an extra 1.08 million customers at end-June 2013. Growth in the customer base slowed considerably in the first half of 2013, reflecting higher SIM card prices in February and March. Usage continued to grow year-on-year, with mobile AUPU rising by 18.7% or 38 minutes, showing the impact of abundance offers. Mobile ARPU remained stable on a comparable basis;

•

increased revenues from international traffic; and

•

broadband, driven by LinkDotnet;

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•

Reported EBITDA in Egypt was down 24 million euros. The ratio of Reported EBITDA to revenues was 27.8% in the first half of 2013, 5.2 percentage points lower than in first half of 2012. The reduction in the ratio is mainly attributable to a year-on-year increase in operating expenses in the amount of 43 million euros, reflecting higher network costs linked to the increased traffic, and the negative impact of the devaluation of the Egyptian pound (some services are indexed in foreign currencies), partially offset by a 19 million euro increase in revenues;

•

operating income in Egypt fell back by 21 million euros year-on-year, due to the decline in Reported EBTIDA of 24 million euros;

•

CAPEX in Egypt was down 14 million euros, reflecting the slowdown in project rollout and a lack of foreign currencies.

2.3.4.1

Revenues - Rest of the World

Revenues for the Rest of the World amounted to 3,877 million euros in first half 2013, down 6.4% on a historical basis and 0.3% on a comparable basis versus the first half of 2012.

The decline of 67 million euros on a historical basis is the result of a negative impact of 113 million euros in foreign exchange fluctuations, including 82 million euros attributable to Egypt, and an adverse impact of 165 million euros in changes in the scope of consolidation, of which 168 million euros relate to the disposal of the Swiss subsidiary.

The increase in revenues for the Rest of the World on a comparable basis was 11 million euros.

Excluding the impact of the fall in regulated prices, revenues would have risen 2.4 % between the two periods.

By geographic area, and on a comparable basis, the main reasons for the year-on-year rise in Rest of the World revenues were:

•

a 3.7% or 71 million euro rise in revenues in Africa and the Middle East, (or a 4% rise excluding the impact of the fall in regulated prices) reflects primarily increase of 25 million euros in Senegal (7.4% growth) and in the Ivory Coast (9% growth), 19 million euros in Egypt (3.3% growth) and 18 million euros in Guinea (39.9% growth);

•

in Europe, revenues fell back 62 million euros, or 3.7%. Excluding the impact of the fall in regulated prices, revenues would have edged up 0.6%, sustained by steady growth in mobile Internet and the increase in handset sales, which were partially offset by lower prices related to the overhaul of mobile services. Revenues from Mobile services in Belgium declined 9.9% (or 5% excluding the impact of the fall in regulated prices), following a 4.1% reduction (or 0.7% excluding the impact of the fall in regulated prices) in the first half of 2012. The erosion of revenues from Mobile services in Romania was 3.8%, although revenues would have risen 1.4% without the impact of the fall in regulated prices, while the downward trend in revenues from Mobile services continued in Slovakia, with a decline of 10.4% (or edged down 5.3% excluding the impact of the fall in regulated prices);

At end-June 2013, Orange's mobile customer base in Europe was up 0.9% year-on-year to 19,668 million, excluding the impact of the disposal of Orange Austria (see Section 2.1.4 Significant events), boosted by 3.3% growth in contract offers (mainly in Romania), adding 324,000 customers.

2.3.4.2

Reported EBITDA – Rest of the World

Reported EBITDA for the Rest of the World was 1,304 million euros in the first half of 2013, down 15.5% on a historical basis and 4.9% on a comparable basis versus the first half of 2012.

On a historical basis, the fall in Reported EBITDA of 240 million euros stems in the main from i) the negative impact of changes in the scope of consolidation and other changes, i.e. 136 million euros, related to the sale of Orange Suisse on February 29, 2012, ii) the negative impact of foreign exchange fluctuations, for 36 million euros, essentially due to variations in the exchange rate of the Egyptian pound, and iii) the organic change on a comparable basis, i.e. a fall of 68 million euros in Reported EBITDA.

On a comparable basis, the decline in Reported EBITDA of 68 million euros is essentially attributable to i) the rise in commercial expenses, in Belgium and Romania notably, ii) the negative impact of reversals of provisions in first half 2012, related to universal service provision in Belgium and Slovakia, and iii) increased external purchases in Egypt, which were negatively impacted by inflation and exchange rate fluctuations.

2.3.4.3

Operating income - Rest of the World

Operating income for the Rest of the World totaled 251 million euros in the first half of 2013, down 62.4% on a historical basis and 52.5% on a comparable basis versus the first half of 2012.

On a historical basis, the 417 million euro fall in Rest of the World operating income year-on-year was due to i) the negative impact of changes in the scope of consolidation and other changes, for 136 million euros, related to the sale of Orange Suisse on February 29, 2012, and ii) for a large part, the organic change on a comparable basis, representing a decline of 278 million euros.

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On a comparable basis, the 278 million euro decline in operating income versus the first half of 2012 and the first half of 2013 is mainly the result of:

•

the increase of 226 million euros in impairment of goodwill (see Note 5 to the consolidated financial statements), with impairment of 385 million recorded for Belgium in first half 2013 (reflecting the impact on projected cash flows of short- and medium-term performance in the context of stiffer competition: a generalized reduction in tariffs across all market players), compared with an impairment of 159 million euros recorded in first half 2012 in relation to Romania (due to the impact of the continuing deterioration in the country’s economic environment on projected cash flows); and

•

the decline of 68 million euros in Reported EBITDA.

2.3.4.4

CAPEX - Rest of the World

CAPEX for the Rest of the World amounted to 398 million euros in the first half of 2013, down 19.2% on a historical basis and 13.8% on a comparable basis year-on-year.

On a historical basis, the 95 million euro reduction in CAPEX is due to the negative impact of foreign exchange fluctuations for 16 million euros, the negative impact of changes in the scope of consolidation and other changes for 15 million euros, and in particular, the organic change in CAPEX (down 64 million euros) on a comparable basis.

On a comparable basis, the 64 million euro reduction in CAPEX results mainly from i) the lower CAPEX in Romania, down 14 million euros, reflecting the completion in 2012 of the program to expand network coverage in rural areas, ii) the 12 million euro reduction in CAPEX in Slovakia, as the program to renew the 2G network in 2012 came to a close, and iii) the 14 million euro drop in CAPEX in Egypt (see Section on Egypt above).

2.3.4.5

Additional information - Rest of the World

Half-years ended June 30
REST OF THE WORLD	2013	2012	2012	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,877	3,866	4,144	0.3%	(6.4)%
Europe	1,612	1,674	1,843	(3.7)%	(12.5)%
o/w Belgium	726	774	774	(6.2)%	(6.2)%
o/w Romania	449	452	448	(0.6)%	0.3%
Africa and the Middle East	1,995	1,924	2,019	3.7%	(1.2)%
o/w Egypt	587	568	650	3.3%	(9.6)%
Other	279	275	290	1.6%	(3.7)%
o/w Dominican Republic	220	210	224	4.5%	(1.8)%
Eliminations	(9)	(7)	(8)	22.5%	16.7%
Mobile services
Number of mobile customers (3) (4)	107,090	99,237	100,017	7.9%	7.1%
Number of contract customers	16,494	13,244	13,750	24.5%	20.0%
Number of prepaid customers	90,596	85,992	86,267	5.4%	5.0%
Number of mobile customers (3) (4)	107,090	99,237	100,017	7.9%	7.1%
Europe	19,668	19,501	20,281	0.9%	(3.0)%
o/w Belgium	3,917	3,979	3,979	(1.6)%	(1.6)%
o/w Romania	10,200	10,046	10,046	1.5%	1.5%
Africa and the Middle East	84,036	76,562	76,562	9.8%	9.8%
o/w Egypt	33,472	32,392	32,392	3.3%	3.3%
Other	3,386	3,174	3,174	6.7%	6.7%
o/w Dominican Republic	3,361	3,132	3,132	7.3%	7.3%
Fixed-line services
Total number of fixed telephone lines (3)	2,021	2,102	2,102	(3.9)%	(3.9)%
Europe	681	682	682	(0.1)%	(0.1)%
Africa and the Middle East	1,336	1,414	1,414	(5.5)%	(5.5)%
Other	4	6	6	(33.3)%	(33.3)%
Number of fixed-line broadband customers (3)	951	904	904	5.2%	5.2%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

Excluding customers of mobile virtual network operators (MVNOs).

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2.3.5

Enterprise

Half-years ended June 30
ENTERPRISE	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,297	3,467	3,489	(4.9)%	(5.5)%
Reported EBITDA (2)	514	587	591	(12.5)%	(13.0)%
Reported EBITDA/Revenues	15.6%	16.9%	16.9%
Operating income	331	408	411	(19.0)%	(19.5)%
Operating income/Revenues	10.0%	11.8%	11.8%
CAPEX (2)	149	171	172	(12.7)%	(13.2)%
CAPEX/Revenues	4.5%	4.9%	4.9%
Average number of employees	21,171	21,302	21,427	(0.6)%	(1.2)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.3.5.1

Revenues - Enterprise

Enterprise revenues totaled 3,297 million euros in the first half of 2013, down 5.5% on a historical basis and 4.9% on a comparable basis versus the first half of 2012.

On a historical basis, the 192 million euro fall in Enterprise revenues reflects i) the negative impact of foreign exchange fluctuations, which totaled 88 million euros, ii) the adverse impact of changes in the scope of consolidation, in the amount of 14 million euros, and iii) the organic change on a comparable basis, i.e. a decline of 170 million euros in revenues.

On a comparable basis, the 170 million euro fall in Enterprise revenues reflects intensified downward pressure on prices and the increasingly challenging economy in Europe.

Legacy networks

Legacy networks comprise products and solutions that Orange Business Service continues to provide to its customers to ensure the continuity of their operations and to execute their migration towards newer solutions. They include traditional telephony and data service offerings such as PSTN, Frame Relay, Transrel, leased narrowband lines and certain customer relations services.

On a comparable basis, legacy network revenues fell 13.4% to 871 million euros versus the first half of 2012.

The impact of falling prices continued in the first half of 2013, together with the downward trend in fixed telephony and legacy data services, and on-going migration to IP solutions.

Mature networks

The mature networks include traditional products and solutions that have reached a certain level of maturity, such as IP-VPN, some infrastructure products such as broadband and very high-speed connections, broadcasting and Business Everywhere roaming services.

On a comparable basis, revenues from mature networks edged down 0.7% year-on-year to 1,377 million euros in the first half of 2013, compared with a 1.4% increase in the same period in 2012.

The first half of 2013 saw a slowdown in the pace of growth of IP-VPN edged up 1.3% as prices dropped, partially offsetting the increased speed. Broadcasting declined 2% and Roaming offers fell back 23.4%, mainly due to migration to other Group solutions.

Growing networks

The growing networks include “VoIP” offers, image services, and data infrastructures including satellite access, Wifi and fiber optics.

On a comparable basis, Growing network revenues rose 4.6% to 205 million euros, compared with the first half of 2012.

This improved performance was driven by 5.9% growth in VoIP and a 4.5% increase in revenues from satellite access.

Services

Orange Business Service activities include platform services (customer relationship management, messaging, hosting, security solutions, infrastructure management applications, cloud computing, machine to machine), collaborative services (consulting, integration, project management) and sales of equipment linked to integration services.

On a comparable basis, Services revenues fell 3.8% to 844 million euros, compared with the first half of 2012.

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The decline in integration services, project management and management of application infrastructure by 12.6%, 17% and 8.7%, respectively, is linked to the particularly challenging economic environment in Europe, which impacts on corporate customers and is reflected in lower prices, lower volumes and project deferrals. In contrast, security solutions rose 23%.

2.3.5.2

Reported EBITDA - Enterprise

Reported EBITDA for the Enterprise segment stood at 514 million euros in the first half of 2013, down 13% on a historical basis and 12.5% on a comparable basis year-on-year.

On a historical basis, the 77 million euro decline in Reported EBITDA stems primarily from the organic change on a comparable basis, which totaled 73 million euros.

On a comparable basis, the 73 million euro decline in Reported EBITDA is due in the main to the fall in revenues of 170 million euros, which was partially offset by i) the reduction in service fees and inter-operator costs totaling 61 million euros, reflecting improved profitability in the international market and lower volumes in legacy data networks, ii) the 13 million euro decrease in commercial expenses, and iii) the 10 million euro reduction in labor expenses.

2.3.5.3

Operating income - Enterprise

Enterprise operating income stood at 331 million euros in the first half of 2013, down 19.5% on a historical basis and 19% on a comparable basis, compared with the first half of 2012.

On a historical basis, the decline in operating income of 80 million euros is close to the 77 million euro decline on a comparable basis, which is mainly attributable to the erosion in Reported EBITDA of 73 million euros.

2.3.5.4

CAPEX - Enterprise

On a historical basis, Enterprise CAPEX fell 13.2% (23 million euros) to 149 million euros in the first half of 2013 versus the first half of 2012. The decline on a comparable basis was 12.7% (22 million euros) as investments were aligned with business activity.

2.3.5.5

Additional information - Enterprise

Half-years ended June 30
ENTERPRISE	2013	2012	2012	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,297	3,467	3,489	(4.9)%	(5.5)%
Legacy networks	871	1,007	969	(13.4)%	(10.0)%
Mature networks	1,377	1,386	1,434	(0.7)%	(4.0)%
Growing networks	205	196	197	4.6%	4.2%
Services	844	878	889	(3.8)%	(5.1)%
Number of Business telephone lines in France (3)	3,516	3,833	3,833	(8.3)%	(8.3)%
Number of IP-VPN accesses worldwide (4)	327	322	322	1.7%	1.7%
o/w number of IP-VPN accesses in France	283	277	277	2.3%	2.3%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3)

In thousands at end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)

In thousands at end of period. Access of customers outside the Orange group, not including the carriers' market

2.3.6

International Carriers & Shared Services

Half-years ended June 30
INTERNATIONAL CARRIERS & SHARED SERVICES	2013	2012	2012	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	830	814	817	2.0%	1.7%
Reported EBITDA (2)	46	(273)	(345)	na	na
Reported EBITDA/Revenues	5.5%	(33.6)%	(42.2)%
Operating income	(253)	(542)	(617)	53.4%	58.9%
Operating income/Revenues	(30.4)%	(66.6)%	(75.3)%
CAPEX (2)	190	132	131	43.5%	44.1%
CAPEX/Revenues	22.7%	16.1%	16.0%
Average number of employees	13,299	13,350	13,459	(0.4)%	(1.2)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

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2.3.6.1

Revenues - International Carriers & Shared Services

In the first half of 2013, IC & SS revenues totaled 830 million euros, including 588 million euros in non-Group revenues, up 1.7% on a historical basis and 2.0% on a comparable basis, compared with the first half of 2012.

On a historical basis, the 13 million euro year-on-year increase in International Carriers & Shared Services revenues stemmed from i) the adverse impact of changes in the scope of consolidation and other changes, for 22 million euros, ii) offset by the organic change on a comparable basis, i.e. an increase of 16 million euros in revenues.

On a comparable basis, the 2% increase in IC & SS revenues reflects the 15.3% rise in Shared Services revenues partially offset by the slight decline (0.2%) in revenues generated by International Carriers.

2.3.6.2

Reported EBITDA - International Carriers & Shared Services

International Carriers & Shared Services Reported EBITDA amounted to 46 million euros in first half 2013, compared with a negative Reported EBITDA of 345 million euros in the first half of 2012 on a historical basis and a negative Reported EBITDA of  273 million euros in the first half of 2012 on a comparable basis in the first half of 2012.

On a historical basis, the 391 million euro year-on-year improvement in first half IC & SS Reported EBITDA was due to: i) the favorable impact of changes in the scope of consolidation and other changes, in the amount of 71 million euros, primarily attributable to the reallocation to the France operating segment of the 54 million euro provision for disputes relating to social security contributions in respect of special risks (unemployment insurance notably) for civil servants working for Orange, recognized in the IC & SS operating segment in 201; and ii) the organic change on a comparable basis, i.e. a 319 million euro increase in Reported EBITDA.

On a comparable basis, the 319 million euro year-on-year improvement in Reported EBITDA for IC & SS stems chiefly from:

•

the decrease of 148 million euros in expenses relating to the "Part-time for Seniors" (PTS) plan in France, with an expense of 10 million euros in the first half of 2013, compared with an expense of 158 million euros in the first half of 2012;

•

the recognition in the first half of 2012 of payment of 116 million euros in compensation (including registration rights) to OTMT for the transfer to Orange of the services contract between OTMT and ECMS; and

•

the recognition in the first half of 2013 of the Tax Credit for Jobs and Competitiveness (CICE) in the amount of 31 million euros for the six months.

2.3.6.3

Operating income - International Carriers & Shared Services

IC & SS operating income showed a loss of 253 million euros in the first half, an improvement of 58.9% on a historical basis and 53.4% on a comparable basis, compared with the first half of 2012.

On a historical basis, the 364 million euro improvement in operating income reflects i) the positive impact of changes in the scope of consolidation and other changes in the amount of 72 million euros, due in the main to the reallocation to the France operating segment of the 54 million euro provision for disputes relating to social security contributions in respect of special risks (unemployment insurance notably) for civil servants working for Orange, recognized in the IC & SS operating segment in 2012, and ii) the organic change on a comparable basis, for an improvement of 289 million euros in operating income.

On a comparable basis, the 289 million euro improvement in operating income is mainly due to the improvement in Reported EBITDA (319 million euros), partially offset by the 18 million euro increase in depreciation and amortization and the 12 million euro decline in share of profits (losses) of associates.

Information regarding the activities of EE (the key financial and operating indicators) can be found in Section 2.3.7 Additional information on the activities of Everything Everywhere (EE).

2.3.6.4

CAPEX - International Carriers & Shared Services

CAPEX for IC & SS was 190 million euros in the first half of 2013, up 44.1% on a historical basis and up 43.5% on a comparable basis versus the first half of 2012.

2.3.6.5

Additional information - International Carriers & Shared Services

Half-years ended June 30
INTERNATIONAL CARRIERS & SHARED SERVICES	2013	2012	2012	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	830	814	817	2.0%	1.7%
International Carriers	694	696	696	(0.2)%	(0.2)%
Shared Services	136	118	121	15.3%	12.6%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

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2.3.7

Additional information on the activities of Everything Everywhere (EE)

EE comprises all mobile and fixed-line (Internet) services of the joint venture between Orange and T-Mobile in the United Kingdom. Owned 50/50 by Orange and Deutsche Telekom, the EE joint venture is recognized using the equity method. The share of profits (losses) of associates of EE in the United Kingdom is recognized in the International Carriers & Shared Services (IC & SS) operating segment.

The data presented below is fully-consolidated EE data in pounds sterling.

Half-years ended June 30
EE	2013	2012	2012	Chg. (%)	Chg. (%)
(100% and in millions of pounds sterling)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues	3,211	na	3,314	na	(3.1)%
Reported EBITDA (1)	595	na	551	na	8.0%
Reported EBITDA/Revenues	18.5%	na	16.6%
CAPEX (1) (2)	295	na	245	na	20.4%
CAPEX/Revenues	9.2%	na	7.4%

Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

Including investments financed through finance leases

On a historical basis, EE’s revenues fell by 3.1% between H1 2012 and H1H1 2013, due to the negative impact of the fall in regulated prices. Excluding the impact of the fall in regulated prices, mobile service revenues would have edged down 0.2% between the first half of 2012 and the first half of 2013. Between June 30, 2012 and June 30, 2013, the number of contract customers rose by 883,000, or 6.3%, year-on-year. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 55.3% at June 30, 2013, compared with 49.9% at June 30, 2012. The number of prepaid customers fell by 1,873 thousands between the two periods.

Reported EBITDA was 595 million pounds sterling at June 30, 2013, up 8% year-on-year on a historical basis, despite the impact of restructuring costs.

Adjusted EBITDA (Reported EBITDA excluding restructuring costs, brand royalties and management fees) totaled 734 million pounds sterling at June 30, 2013, and rose 9.1% on a historical basis, compared with the same period in 2012.

In the first half of 2013, EE paid out 189 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

Half-years ended June 30
EE	2013	2012	2012	Chg. (%)	Chg. (%)
(100%)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues (1)	3,211	na	3,314	na	(3.1)%
Revenues from mobile services (1)	2,843	na	2,989	na	(4.9)%
Mobile services
Number of mobile customers (2) (3)	25,287	26,328	26,328	(4.0)%	(4.0)%
Number of contract customers	13,976	13,143	13,143	6.3%	6.3%
Number of prepaid customers	11,312	13,185	13,185	(14.2)%	(14.2)%
Monthly mobile ARPU in the second quarter (in pounds sterling)	18.4	18.7	18.7	(1.6)%	(1.6)%
Monthly mobile AUPU in the second quarter (in minutes)	201	199	199	1.0%	1.0%
Fixed-line services
Number of fixed-line customers (2)	709	719	719	(1.4)%	(1.4)%
(1) In millions of pounds sterling. (2) In thousands (3) Excluding machine-to-machine customers. At end of period.

2.4

Cash and financial debt

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

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2.4.1

Liquidity and cash flows

Half-years ended June 30
SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1)	2013	2012
(in millions of euros)		data on a historical basis
Net cash provided by operating activities	4,178	4,245
Net cash used in investing activities	(3,245)	(1,689)
Net cash used in financing activities	(3,420)	(3,486)
Net change in cash and cash equivalents	(2,487)	(930)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary impacts	(39)	31
Cash and cash equivalents – opening balance	8,321	8,061
Cash and cash equivalents - closing balance	5,795	7,162
(1) For more details, see the Consolidated statement of cash flows in the consolidated financial statements.

2.4.2

Financial debt

For further information on the risks relating to the Orange group’s financial debt, see Section 4.3 Financial risks of the 2012 Registration Document.

The Orange group's net financial debt (see Section 2.5.6 Financial glossary and Note 7 to the consolidated financial statements) was 29,610 million euros at June 30, 2013 compared with 30,545 million euros at December 31, 2012, a fall of 935 million euros.

Financial debt indicators

Periods ended
FINANCIAL DEBT	June 30, 2013	Dec. 31, 2012	June 30, 2012
(in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt	29,610	30,545	31,177
Average maturity of net financial debt (1)	9.0 years	9.0 years	9.5 years
Average gross financial debt outstanding over the period (2)	35,798	37,544	37,357
Weighted average cost of Orange SA's bond portfolio (3)	4.93%	5.25%	5.29%

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)

Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3)

Source: Bloomberg.

The restated ratio of net financial debt to EBITDA is not a financial aggregate defined by IFRS. For further information on the calculation of this ratio and the reasons why the Orange group uses it, see Section 2.5.5 Financial aggregates not defined by IFRS.

The restated ratio of net financial debt to EBITDA stood at 2.21 at June 30, 2013.

Periods ended
	June 30, 2013	Dec. 31, 2012	June 30, 2012
(in millions of euros)		data on a historical basis	data on a historical basis
Restated ratio of net financial debt to EBITDA (1)	2.21	2.17	2.11

(1)

The restated ratio of net financial debt to EBITDA is calculated by dividing (A) net financial debt, including 50 % of the net financial debt of the EE joint venture in the UK, by (B) restated EBITDA calculated over the 12 preceding months, including 50 % of the Reported EBITDA of the EE joint venture in the UK (see Section 2.5.5 Financial aggregates not defined by IFRS).

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Change in net financial debt

CHANGE IN NET FINANCIAL DEBT
(in millions of euros)
Net financial debt at December 31, 2012	30,545
Reported EBITDA	(6,417)
CAPEX	2,455
Decrease (increase) in amounts due to CAPEX suppliers	360
Telecommunication licenses paid	231
Proceeds from sales of property, plant and intangible assets	(20)
Capital expenditures on tangible and intangible assets financed through finance leases (1)	31
Increase (decrease) in the total working capital requirement (2)	525
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	1,117
Income tax paid	369
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	34
Purchase of treasury shares	(66)
Dividends paid to owners of the parent company	526
Dividends paid to non-controlling interests	262
Other items (3)	(342)
Net financial debt at June 30, 2013	29,610

(1)

See Consolidated statement of cash flows and Segment information in the consolidated financial statements

(2)

See Section 2.5.6 Financial glossary.

(3)

Including elimination of non-monetary effects included in Reported EBITDA.

Management of net financial debt and cash position

In first half 2013, Orange took advantage of its strong creditworthiness and of the favorable market environment to maintain a strong liquidity position and to optimize the maturity and cost of its financial debt.

Orange SA issued 1 billion euros in bonds in the first half of 2013: in April 2013 it i) issued a 750 million euro bond maturing in 2019 and bearing interest at 1.875%, and ii) a 150 million euro bond maturing in 2029 at 3.30% interest. In January 2013, Orange SA redeemed the balance on maturity of a bond totaling 3,076 million euros, with a coupon of 7.25%.

At June 30, 2013 the Group’s cash and cash equivalents stood at 5,795 million euros (see Note 7 to the consolidated financial statements).

The main debt issues and redemptions as well as the main changes in credit lines in the first half of 2013 are described in Note 7 to the consolidated financial statements.

2.5

Additional information

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

2.5.1

Transition from data on a historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis better reflect organic business changes. Data on a comparable basis represents an additional comparison tool and is not intended to replace data on a historical basis for the year ended or the previous periods.

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Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2012, for the main operating data.

Half-year ended June 30, 2012
FIRST HALF YEAR 2012/GROUP	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(in millions of euros)
Data on a historical basis	21,843	6,820	3,488	2,460	165,034
Foreign exchange fluctuations (1)	(95)	(19)	10	(14)	-
Egyptian Pound (EGP)	(81)	(26)	1	(12)	-
Polish zloty (PLN)	26	8	2	3	-
Dominican peso (DOP)	(13)	(4)	(2)	(2)	-
Other	(27)	3	9	(3)	-
Changes in the scope of consolidation and other changes	(178)	(135)	(133)	(13)	(988)
Changes in scope of consolidation	(178)	(136)	(134)	(13)	(150)
Disposal of Orange Suisse	(161)	(137)	(136)	(14)	(388)
Other	(17)	1	2	1	238
Other changes	-	1	1	-	(838)
Data on a comparable basis	21,570	6,666	3,365	2,433	164,046
(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2012 and the average exchange rates for the first half of 2013.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2012 primarily include:

•

changes in the scope of consolidation, mainly the impact of the disposal of Orange Suisse (segment reported in Rest of the World) on February 29, 2012, effective on January 1, 2012 in data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the first half of 2012 and the average exchange rates for the first half of 2013.

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Consolidated operating segments

The table below presents, for each Orange group consolidated operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2012, for the main operating data.

Half-year ended June 30, 2012
FIRST HALF YEAR 2012/OPERATING SEGMENTS	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(in millions of euros)
France
Data on a historical basis	10,826	3,984	2,815	1,246	77,821
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(4)	(61)	(59)	-	(898)
Changes in scope of consolidation	(4)	1	2	-	(74)
Other changes (2)	-	(62)	(61)	-	(824)
Data on a comparable basis	10,822	3,923	2,756	1,246	76,923
Spain
Data on a historical basis	1,988	455	4	210	3,061
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Data on a comparable basis	1,988	455	4	210	3,061
Poland
Data on a historical basis	1,694	591	207	208	23,116
Foreign exchange fluctuations (1)	26	9	3	3	-
Changes in the scope of consolidation and other changes	-	2	-	1	396
Data on a comparable basis	1,720	602	210	212	23,512
Rest of the World
Data on a historical basis	4,144	1,544	668	493	26,150
Foreign exchange fluctuations (1)	(113)	(36)	(3)	(16)	-
Changes in the scope of consolidation and other changes	(165)	(136)	(136)	(15)	(252)
Disposal of Orange Suisse	(168)	(136)	(135)	(14)	(388)
Other changes (2)	3	-	(1)	(1)	136
Data on a comparable basis	3,866	1,372	529	462	25,898
Enterprise
Data on a historical basis	3,489	591	411	172	21,427
Foreign exchange fluctuations (1)	(8)	7	7	-	-
Changes in the scope of consolidation and other changes	(14)	(11)	(10)	(1)	(125)
Changes in scope of consolidation	(9)	(1)	(1)	(1)	(72)
Other changes (2)	(5)	(10)	(9)	-	(53)
Data on a comparable basis	3,467	587	408	171	21,302
International Carriers & Shared Services
Data on a historical basis	817	(345)	(617)	131	13,459
Foreign exchange fluctuations (1)	(1)	1	3	-	-
Changes in the scope of consolidation and other changes	(2)	71	72	1	(109)
Changes in scope of consolidation	(2)	(1)	(1)	1	(13)
Other changes (2)	-	72	73	-	(96)
Data on a comparable basis	814	(273)	(542)	132	13.350

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2012 and the average exchange rates for the first half of 2013.

(2)

Including the effect of internal reorganizations between operating segments which have no effect at Group level.

2.5.2

Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2013 affecting the off-balance sheet commitments and contractual obligations are described in Note 9 to the consolidated financial statements.

2.5.3

Related party transactions

During the first half of 2013, no transaction with related parties materially influenced the Group's financial position or profitability (see Note 10 to the consolidated financial statements).

2.5.4

Subsequent Events

The main events occurring after June 30, 2013 are described in Note 11 to the consolidated financial statements.

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2.5.5

Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

Reported EBITDA and restated EBITDA

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reversal of foreign exchange reserves of liquidated entities, impairment losses and share of profits (losses) of associates, referred to hereafter as “Reported EBITDA”, represents operating income before depreciation and amortization, before remeasurement resulting from business combinations, reversal of foreign exchange reserves of liquidated entities, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. The Orange group’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is included in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows Orange to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income after tax as presented in the Consolidated income statement is shown below.

Half-years ended June 30
	2013	2012
(in millions of euros)		data on a historical basis
Revenues	20,603	21,843
External purchases	(8,936)	(9,486)
Other operating income	379	563
Other operating expense	(1,052)	(1,343)
Labor expenses	(4,650)	(4,848)
Gain (losses) on disposal	94	102
Restructuring cost and similar items	(21)	(11)
Reported EBITDA	6,417	6,820
Depreciation and amortization	(2,962)	(3,114)
Impairment of goodwill	(385)	(159)
Impairment of fixed assets	(3)	(2)
Share of profits (losses) of associates	(74)	(57)
Operating income	2,993	3,488
Financial income and expense	(869)	(697)
Income tax	(915)	(882)
Consolidated net income after tax	1,209	1,909
Net income attributable to owners of the parent	1,068	1,738
Net income attributable to non-controlling interests	141	171

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

•

in the first half of 2013, for a total of zero (positive and negative items are offset in full):

•

78 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France totaling 60 million euros following the agreements on the employment of seniors signed in November 2009 and in December 2012 (see Section 2.1.4 Significant events);

•

a 65 million euro gain on disposal of Orange Austria (see Section 2.1.4 Significant events); and

•

net income of 13 million euros on various legal disputes;

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•

and, in the first half of 2012, for a total positive amount of 184 million euros in data on a historical basis:

•

204 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France totaling 178 million euros following the agreements on the employment of seniors signed in November 2009 (see Section 2.1.4 Significant events);

•

a 116 million euro expense (including registration rights) relating to the 110 million euros in compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS;

•

net income of 44 million euros on various legal disputes; and

•

a 92 million euro gain on disposal of Orange Suisse.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

Half-years ended June 30
	2013	2012
(in millions of euros)		data on a historical basis
Reported EBITDA (a)	6,417	6,820
Charge in respect of the "Part-time for Seniors" (PTS) plan in France and other items related to labor expenses	(78)	(204)
Compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS	-	(116)
Net income (net expense) on various legal disputes	13	44
Gain on disposal of Orange Austria	65	-
Gain on disposal of Orange Suisse	-	92
Total restated items (b)	(0)	(184)
Restated EBITDA (a-b)	6,417	7,004

Restated EBITDA does not constitute a financial aggregate defined by IFRS as an element of measurement of financial performance and cannot be compared with similarly titled indicators from other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases, hereinafter referred to as “CAPEX” represent the acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses as presented in the consolidated statement of cash flows (capital expenditures on tangible and intangible assets financed through finance leases do not affect cash flows upon acquisition). The following calculation shows the transition from CAPEX i) to acquisitions of property, plant and equipment and intangible assets, as presented in the consolidated table of cash flows in the consolidated financial statements, and ii) to capital expenditures on tangible and intangible assets as presented in the Segment information in the consolidated financial statements.

Half-years ended June 30
	2013	2012
(in millions of euros)		data on a historical basis
CAPEX	(2,455)	(2,460)
Telecommunication licenses	(28)	(915)
Acquisitions of property, plant & equipment and intangible assets	(2,483)	(3,375)
Investments financed through finance leases	(31)	(20)
Investments in property, plant and equipment and intangible assets	(2,514)	(3,395)

The management of the Orange group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX allows investors to follow investment expenditure linked to Orange's business activities and to assess their performance in the short term. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by Orange, may not be comparable to similarly titled indicators used by other companies.

Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is a ratio commonly used by companies in the telecommunications sector to measure their ability to repay their debt, and more broadly to measure their financial strength.

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The restated ratio of net financial debt to EBITDA is calculated as follows:

•

net financial debt (see Section 2.5.6 Financial glossary and Note 7 to the consolidated financial statements) including 50% of net financial debt of the EE joint venture in the United Kingdom;

•

to restated EBITDA (see restated EBITDA above) calculated over the 12 preceding months and including 50% of the Reported EBITDA of the EE joint venture in the United Kingdom (see Segment information in the consolidated financial statements).

Periods ended
		June 30, 2013 (1)	Dec. 31, 2012	June 30, 2012 (1)
(in millions of euros)			data on a historical basis	data on a historical basis
Group's net financial debt		29,610	30,545	31,177
Net financial debt of EE (50%)		1,116	798	809
Net financial debt including 50% of EE	(A)	30,726	31,343	31,986
Group's Reported EBITDA		12,092	12,495	14,268
EE Reported EBITDA (50%)		683	669	675
Reported EBITDA including 50% of EE	(b)	12,775	13,164	14,943
Charge in respect of the "Part-time for Seniors" (PTS) plan in France and other items related to labor expenses		(1,166)	(1,293)	(199)
Compensation paid to OTMT for the transfer to Orange of the services contract between OTMT and ECMS		-	(116)	(116)
Net income (net expense) on various legal disputes		(4)	27	36
Gain on disposal of Orange Austria		65	-	-
Gain on disposal of Orange Suisse		-	92	92
Provision for restructuring of the Orange sport and Orange cinema series (OCS) businesses		-	-	(19)
Total restated items	(c)	(1,106)	(1,289)	(206)
Restated EBITDA including 50 % of EE	(b-c = D)	13,881	14,453	15,149
Restated ratio of net financial debt to EBITDA	(A)/(D)	2.21	2.17	2.11
(1) EBITDA and restated items calculated over the 12 preceding months in data on a historical basis.

2.5.6

Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 2.5.5 Financial aggregates not defined by IFRS and Segment information in the consolidated financial statements).

Capital expenditures on tangible and intangible assets: see CAPEX.

Change in operating working capital requirement: i) change in net inventories, ii) plus change in gross trade receivables, iii) plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in total working capital requirement: i) change in net inventories, ii) plus change in gross trade receivables and other receivables, iii) plus change in trade payables (excluding amounts due to fixed asset suppliers) and other liabilities.

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

External data: data after elimination of internal flows between the scopes under consideration.

External purchases: external purchases include:

•

Commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotion, sponsorship and rebranding expenses and content costs;

•

Service fees and inter-operator costs: external purchases including network expenses and interconnection costs;

•

Other network expenses and IT expenses: external purchases including sub-contracting expenses for technical operation and maintenance, and IT expenses; and

•

Other external purchases: external purchases including overheads, real estate fees, purchases of other services, purchase of equipment and other stored provisions, sub-contracting expenses for call centers and other external usage, net of the capitalized cost of goods and services.

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Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain or loss of control.

Fixed broadband ARPU: the average monthly revenues per Consumer broadband access (ADSL, FTTH, Satellite and Wimax) are calculated by dividing the revenues from Consumer broadband services over the last 12 months, by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The fixed broadband ARPU is expressed in monthly revenues per access.

Fixed-line services: see Revenues.

Labor expenses: labor expenses include wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses and the cost of share-based compensation.

Mobile ARPU: the annual Average Revenues Per User (ARPU) for the mobile sector are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access charges, added value services and international roaming generated over the last 12 months, by ii) the weighted average number of customers (excluding Machine to Machine customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The mobile ARPU is expressed in annual revenues per customer.

Mobile AUPU: the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators - MVNO) by the weighted average number of customers over the same period. The mobile AUPU is expressed, in minutes, in monthly usage per customer.

Mobile services: see Revenues.

Net financial debt: net financial debt as defined and used by Orange (see Note 7 to the consolidated financial statements) corresponds to (A) financial liabilities excluding operating payables (translated at the year-end closing rate), less (B): i) all derivative instruments carried in assets, ii) cash collateral paid on derivative instruments, iii) some deposits related to financing, iv) cash, cash equivalents and securities at fair value, and v) the loan granted by the Group to EE. Derivatives qualifying as cash flow hedges and net investment hedges are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). The “effective portion of cash-flow hedges” and the "effective portion of net investment hedges" (C) are added to net financial debt to offset this temporary difference.

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other operating income and expense include:

•

Other operating income: primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damage and penalties and reimbursements received; and

•

Other operating expense: other expense includes, among others, taxes and operating levies, allowances and losses on trade receivables.

Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and before share of profits (losses) of associates (see Section 2.5.5 Financial aggregates not defined by IFRS and Segment information in the consolidated financial statements).

Restated EBITDA – CAPEX: indicator i) of operating income before depreciation and amortization, before remeasurement resulting from business combinations, before reversals of cumulative translation adjustments from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates, ii) less non-recurring items (restated EBITDA, see Section 2.5.5 Financial aggregates not defined by IFRS), and iii) less capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX, see Section 2.5.5 Financial aggregates not defined by IFRS).

Restated EBITDA: i) operating income before depreciation and amortization, before remeasurement resulting from business combinations, before reclassification of cumulative translation adjustment from liquidated entities, and before share of profits (losses) of associates, ii) less non-recurring items (see Section 2.5.5 Financial aggregates not defined by IFRS).

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Revenues: revenues include:

•

mobile services: these include revenues generated by incoming and outgoing calls (voice, SMS and data), network access fees, value-added services, machine-to-machine, roaming from customers of other networks (national and international roaming), Mobile Virtual Network Operators (MVNO) and from network sharing;

•

sales of mobile devices: revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

•

fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines); and

•

other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Sales of mobile devices: see Revenues.

Service fees and inter-operator costs: see External purchases

Social data: data before elimination of internal flows between the scopes under consideration.

Step-up (clause): clause that triggers a rise in loan interest payments in the event of a downgrading in Orange's long-term credit rating by the rating agencies, according to contractually defined rules. This clause may also stipulate a reduction in the coupon interest rate in the event of an upgrade, although the interest rate may not drop below the initial rate of the loan.

Wages and employee benefit expenses: see Labor expenses.

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3.

Statement by the person responsible

I certify that based on my knowledge, the first half 2013 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 29, 2013

Chief Executive Officer Delegate

Gervais Pellissier

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4.

Statutory auditors’ report on the first half-year financial information for 2013

Period from January 1, 2013 to June 30, 2013

This is a free translation into English of the statutory auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your Shareholders’ meeting and in accordance with the requirements of Article L. 451-1-2 III of the French monetary and financial code («Code Monétaire et Financier»), we hereby report to you on:

•

the review of the accompanying condensed half-yearly consolidated financial statements of Orange SA, for the period from January 1, 2013 to June 30, 2013, and

•

the verification of information contained in the interim management report.

These condensed half-year consolidated financial statements have been prepared under the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1.

CONCLUSION ON THE FINANCIAL STATEMENTS

We conducted our limited review in accordance with professional standards applicable in France. A review of interim financial information mainly consists in making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – IFRS as adopted by the European Union applicable to interim financial information.

 2.

SPECIFIC VERIFICATIONS

We have also verified the information provided in the interim management report commenting the condensed half-year consolidated financial statements that were subject to our review.

We have no matters to report on the fair presentation and consistency of this information with the condensed half-year consolidated financial statements.

French original signed at Neuilly-sur-Seine and Paris-La-Défense, on July 25, 2013, by

The statutory auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: July 29, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations